As filed with the Securities and Exchange Commission on September 22, 2006.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VITRO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation o f Registrant's name into English)

United Mexican States (State or other jurisdiction of incorporation)	3221 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Ave. Ricardo Margain Zozaya 400
Col. Valle del Campestre
San Pedro Garza Garcia
Nuevo Leon, 66265 Mexico
(Telephone: 52 (81) 8863-1200)
 (Address and telephone number of Registrant's principal executive offices)

CT Corporation System 111 Eighth Avenue New York, New York 10011 (212) 590-9200 (Name, address and telephone number of agent for service)
Copies to:

Howard S. Kelberg, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. 

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. 

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. 

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. 

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. 

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee
Ordinary shares of Series A common stock, no par value (2)	$50,000,000	$5,350
American Depositary Share Rights (3)(4)	None	None

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Includes ordinary shares that may be offered and sold in the United States, in the form of American Depositary Shares, each of which represents three Ordinary Participation Certificates (Certificados de Participacion Ordinarios), each representing a financial interest in one ordinary share, with no par value, of the Registrant and which are represented by American Depositary Receipts. The American Depositary Shares have been registered under a separate registration statement on Form F-6 (Registration No. 333-125749).

(3) No separate consideration will be received for the American Depositary Share rights.

(4) The American Depositary Share rights will be evidenced by American Depositary Share right certificates.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 2006

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Offering of        Ordinary Shares
in the form of American Depositary Shares

VITRO, S.A. DE C.V.

We are offering rights to subscribe for           newly issued ordinary shares of our Series "A" common stock, or ordinary shares to holders of our ordinary shares in Mexico and elsewhere outside Mexico, including            ordinary shares which will be represented by American Depositary Shares, or ADSs. Each ADS represents three Ordinary Participation Certificates, or CPOs which each represent a financial interest in one ordinary share. Holders of record of ADSs as of 5:00 p.m. on September 29, 2006, which is the record date, will be entitled to subscribe for ADSs in the offering.

We are offering preemptive rights to holders of our ordinary shares as required by Mexican law. Under our by-laws, however, our ordinary shares may only be held by persons who are Mexican nationals or companies held by Mexican investors. The ordinary share rights are not being offered in the United States.

Although not obligated to do so, we have elected to register this ADS rights offering with the Securities and Exchange Commission in order to extend to our holders of ADSs equal opportunity to participate in the preemptive rights offering.

Our major shareholders, who currently own 28.8% of our ordinary shares, have advised us that they intend to fully subscribe their ordinary share rights.  Additionally, the Pension Plan Trust, which currently owns 13.2% of our ordinary shares, has advised us that it intends to fully subscribe its ordinary share rights.  If they fully subscribe their rights to this offering, our major shareholders and the Pension Plan Trust together will acquire 42% of the ordinary shares offered in our rights offering.

Holders of ADSs will receive one ADS right evidencing the right to subscribe for 0.         ADSs for each ADS held on the record date. Each ADS represents three Ordinary Participation Certificates, or CPOs, which each represent a financial interest in one ordinary share. In order to exercise your ADS rights, you must pay the ADS rights agent a deposit amount of US$        per ADS, which is three times the ordinary share subscription price of Ps.       (US$             ), translated into U.S. dollars at the effective official exchange rate for transactions published in the Diario Oficial de la Federacion (The Official Gazette of Mexico) on September     , 2006, plus an additional 10% of that amount, which represents an allowance for potential fluctuations in the exchange rate between the Mexican peso and the U.S. dollar, currency conversion expenses and the payment of ADS issuance fees to the depositary of US$0.05 per new ADS. Any excess in the deposit amount paid by you will be returned to you without interest. You will bear the risk of exchange rate fluctuations between the U.S. dollar and the Mexican peso relating to the exercise of your ADS rights. If the deposit amount is insufficient because of a large exchange rate fluctuation, you will have to pay more than US$     per new ADS before you receive your new ADSs.

The ADSs trade on the New York Stock Exchange under the ticker symbol "VTO." The ADS rights are expected to trade on the New York Stock Exchange. We expect that the new ADSs will be listed on the New York Stock Exchange. On September     , 2006, the last reported sale price of the ADSs on the New York Stock Exchange was US$      per ADS.

Any ordinary shares that are not sold in the rights offering (including in the form of ADSs) will be purchased or subscribed by          up to a maximum of 58% of the aggregate amount of the offering of the new ordinary shares. We expect to realize approximately Ps.          (approximately US$50.0 million) from the offering of the ADSs and ordinary shares before deduction of fees and expenses, assuming that all of the ordinary shares, including in the form of ADSs, are subscribed for in the offering or subscribed by                  .

See "Risk Factors" beginning on page 17 to read about factors you should consider before investing in the ordinary shares or the ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the ordinary shares and ADSs subscribed through the exercise of rights on or about October      , 2006.

Dated September      , 2006

TABLE OF CONTENTS

Incorporation of Certain Documents by Reference
Where You Can Find More Information About the Rights Offering
Presentation of Financial and Other Information
Cautionary Statement Regarding Forward-Looking Statements
Prospectus Summary
Selected Consolidated Financial Data
Recent Developments
The ADS Rights Offering
Risk Factors
Use of Proceeds
Capitalization
Management's Discussion and Analysis of Financial Condition and Results of Operations
Exchange Rate Information
Market Information
Unaudited Pro Forma Financial Information
The ADS Rights Offering
Backstop Agreement
Taxation
Legal Matters
Experts
Where You Can Find More Information
Enforceability of Civil Liabilities

You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ordinary shares and ADSs and seeking offers to buy ordinary shares and ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares or ADSs.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference includes important business and financial information about us and is considered to be part of this prospectus, and later information that we file with the SEC, to the extent that we identify such information as being incorporated by reference into this prospectus, will automatically update and supersede this information. Information set forth or incorporated by reference in this prospectus supersedes any previously filed or furnished information that is incorporated by reference into this prospectus to the extent inconsistent with that previously filed or furnished information. We incorporate by reference into this prospectus the following information and documents:

  our annual report on Form 20-F/A for the fiscal year ended December 31, 2005, dated June 15, 2006 (SEC File No. 1-10905) and as it may be amended from time to time, which we refer to in this prospectus as the "2005 Form 20-F";

  our reports on Form 6-K, which we submitted to the SEC on April 25, 2006 and on July 25, 2006, which discuss our results for the first and second quarters ended March 31, 2006 and June 30, 2006, respectively; and

  any future filings on Form 20-F we make under the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act," after the date of this prospectus and prior to the termination of the exchange offer, and any future submissions on Form 6-K during this period that are identified as being incorporated into this prospectus.

This prospectus also incorporates by reference all subsequent filings that we may make pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act before this rights offering terminates (except that any report on Form 6-K shall only be incorporated by reference to the extent set forth on its cover page).

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request and at no cost, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus by contacting us at:

Vitro, S.A. de C.V.
Investor Relations Department
Ave. Ricardo Margain Zozaya 400
Col. Valle del Campestre
San Pedro Garza Garcia
Nuevo Leon, 66265 Mexico
(Telephone: 52 (81) 8863-1200)

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information. We are offering to sell the securities only in jurisdictions where offers and sales are permitted.  The information in this document may only be accurate on the date of this document.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE RIGHTS OFFERING

The terms and procedures of the rights offering are described in this prospectus under "Prospectus Summary-The ADS Rights Offering" and "The ADS Rights Offering." You may refer any questions regarding the ADS rights offering to the information agent:

Information Agent
Morrow & Co., Inc.
470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

You may obtain copies of this prospectus and the documents incorporated by reference without charge from the information agent.

In addition, you may refer questions regarding the completion of the ADS subscription rights certificate to The Bank of New York, the ADS rights agent:

ADS Rights Agent
The Bank of New York
101 Barclay Street
New York, New York 10286
Telephone: (800) 507−9357 or for calls originating outside the U.S. (941) 906−4753

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Vitro, S.A. de C.V. is a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico, and is a holding company that conducts substantially all of its operations through its subsidiaries. In this prospectus, except when indicated or the context otherwise requires, (a) the words "Vitro" and "our holding company" refer to Vitro, S.A. de C.V. and not its consolidated subsidiaries and (b) the words "the Company", "we," "us," "our" and "ours" refer to Vitro, S.A. de C.V. together with its consolidated subsidiaries. However, it should always be understood that each subsidiary of Vitro and each other entity with which Vitro consolidates is an independent legal entity with its own accounting, corporate structure and records, executives and employees. References in this prospectus to business units are to combinations of various consolidated entities that have been grouped together for management and presentation purposes.

On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries, Crisa Libbey S.A. de C.V. and Crisa Industrial, LLC, (together "Vitrocrisa") to Libbey, Inc. ("Libbey"), the owner of the other 49% equity interest. Libbey has been the exclusive distributor in the United States and Canada of the products manufactured by Vitrocrisa since the formation of the venture between both companies in 1997. We received proceeds of approximately US$119 million from this divestiture, comprised of US$80 million in cash from the sale of its equity interest, approximately US$28 million from the payment of intercompany receivables and US$11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of US$62 million as of May 31, 2006. We plan to use the proceeds of this sale to reduce debt. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this prospectus are presented as a discontinued operation. In addition, the discussion of our indebtedness in this prospectus does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations." Under U.S. GAAP, Vitrocrisa is not presented as a discontinued operation as of December 31, 2005 because the divestiture had not been approved by our shareholders as of that date. The divestiture was approved at our annual shareholders' meeting held on April 27, 2006. As the sale was not fully reflected in our historical U.S. GAAP financial statements for the year ended December 31, 2005, a reconciliation of unaudited pro forma majority income from continuing operations and unaudited pro forma majority stockholders' equity to U.S. GAAP is provided in this prospectus.

References in this prospectus to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "US$" are to dollars of the United States of America, which we refer to as the "United States."

Our consolidated financial statements are expressed in Mexican pesos and are prepared in accordance with accounting principles generally accepted in Mexico, which we refer to as "Mexican GAAP," which differs in certain significant respects from accounting principles generally accepted in the United States, which we refer to as "U.S. GAAP." Note 24 to our audited consolidated financial statements for the year ended December 31, 2005 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

The results of operations for the six-month period ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending on December 31, 2006. Financial data contained in this prospectus for the years ended December 31, 2003, 2004 and 2005 has been restated in constant pesos as of December 31, 2005 and financial data contained in this prospectus for the six-month periods ended June 30, 2006 and 2005 is expressed in constant pesos of June 30, 2006. Financial data presented in constant pesos as of December 31, 2005 has not been restated in pesos as of June 30, 2006 because we believe the effect of such restatement would not be significant. The change in the National Consumer Price Index ("INPC") applicable for the six-month period ended June 30, 2006 was 0.74%.

This prospectus contains translations of certain constant peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de Mexico, Mexico's central bank, in the Diario Oficial de la Federacion, Mexico's Daily Official Gazette of the Federal Government, for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the "Free Exchange Rate." As of December 31, 2005, and June 30, 2006, the Free Exchange Rate was 10.6344 pesos per U.S. dollar, and 11.2723 pesos per U.S. dollar, respectively. As of December 31, 2005, and June 30, 2006, the noon buying rate for Mexican pesos reported by the Federal Reserve Bank of New York, which we refer to as the "Noon Buying Rate," was 10.63 pesos per U.S. dollar and 11.29 pesos per U.S. dollar, respectively.

For purposes of this prospectus, we consider our "export sales" to be sales of products produced by our Mexican subsidiaries (i) to third parties outside Mexico, (ii) to our foreign subsidiaries that do not act as our distributors and (iii) sales of products by our foreign distributor subsidiaries. We recognize sales at the time of sale to third parties outside Mexico and to our foreign subsidiaries that do not act as our distributors (principally Vitro VVP America Inc, which we refer to as "Vitro America"), and at the time of sale of the product by our foreign subsidiaries that act as our distributors (principally Vitro Packaging Inc.) to third parties outside Mexico.

Under Mexican corporate law, ordinary shares of our Series "A" common stock, which we refer to as "ordinary shares," held by our Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our Shares are entitled to vote. However, for accounting purposes, our ordinary shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share, the cumulative effect of changes in accounting principles per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders' equity, we considered those of our ordinary shares held by our Stock Option Trust as treasury stock. In addition, 39,150,000 ordinary shares are held by our Pension Plan Trust. Those ordinary shares are treated as outstanding for all purposes.

We use the term "joint venture" to refer to companies which are not our wholly owned subsidiaries and in which we, directly or indirectly, either have management control or share management control with one or more third parties. We believe that our use of the term "joint venture" is consistent with international business practices. However, our "joint ventures" are not necessarily "Joint Ventures" as defined in International Financial Reporting Standards.

References in this prospectus to "CNBV" are to the Comision Nacional Bancaria y de Valores of Mexico, Mexico's Banking and Securities Commission.

References in this prospectus to "UDI" are to Unidades de Inversion, which is an inflation-indexed monetary unit.

CERTAIN AMOUNTS INCLUDED IN THIS PROSPECTUS MAY NOT SUM DUE TO ROUNDING.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements which relate to our future prospects, developments and business strategies.  These forward-looking statements are identified by our use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "goals," "target," "strategy" and similar terms and phrases, and may include references to assumptions.  These statements are contained in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus.

These forward-looking statements reflect our best assessment at the time and thus involve uncertainty and risk. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this prospectus. It is possible that our future financial performance may differ materially from our expectations due to a variety of factors, some of which include, without limitation, the following:

  liquidity, debt repayment and access to credit;

  foreign currency exchange fluctuations relative to the U.S. dollar against the Mexican peso;

  changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

  the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

  consumer preferences for forms of packaging that are alternatives to glass containers;

  capacity utilization of our facilities;

  fluctuations in the price of raw materials and labor costs;

  availability of raw materials;

  cost and availability of energy;

  transportation costs and availability;

  consolidation among competitors and customers;

  lifting of trade barriers and enforcement of measures against unfair trade practices;

  the enactment of stricter environmental laws;

  the ability to integrate operations of acquired businesses;

  the ability to hire and retain experienced management;

  the performance by customers of their obligations under purchase agreements; and

  the timing and occurrence of events which are beyond our control.

All forward-looking statements and risk factors included in this prospectus are made as of the date on the front cover of this prospectus, based on information available to us as of such date. We do not undertake any obligation to update them in light of new information or future developments, except as required by U.S. securities laws.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all the information that is important to you. For a more complete understanding of us and this rights offering, you should read the following summary together with the information set forth under the heading "Risk Factors" and in our audited consolidated year-end financial statements and the accompanying notes, which are included in the 2005 Form 20-F and which are incorporated herein by reference. Our audited consolidated financial statements are prepared in accordance with Mexican generally accepted accounting principles, which we refer to as "Mexican GAAP," which differ in certain respects from United States generally accepted accounting principles, which we refer to as "U.S. GAAP."

Our Company

We are the leading producer of flat glass and glass containers in Mexico, based on our consolidated net sales of Ps.24,150 million (US$2,271 million) in 2005, and one of the world's largest manufacturers and distributors of glass products. We were founded in Mexico in 1909. Through our subsidiaries, we serve multiple glass product markets including the construction, automotive, food, beverage and cosmetics markets. We have production facilities in eight countries and distribution centers throughout the Americas and Europe, and we export our products to over 70 countries. Based on our export sales in 2005 of approximately US$588 million, we are one of the largest Mexican export companies. Our consolidated net sales for the year ended December 31, 2005 totaled Ps.24,150 million (US$2,271 million). For the six-month periods ended June 30, 2006 and 2005, our consolidated net sales were Ps.13,104 million (US$1,162 million) and Ps.12,457 million (US$1,105 million), respectively. As of June 30, 2006 and 2005, our total assets (including assets of discontinued operations) were Ps.28,680 million (US$2,544 million) and Ps.32,335 million (US$2,869 million), respectively.

On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the other 49% equity interest. Libbey has been the exclusive distributor in the United States and Canada of the products manufactured by Vitrocrisa since the formation of the venture between both companies in 1997. We received proceeds of approximately US$119 million from this divestiture, comprised of US$80 million in cash from the sale of its equity interest, approximately US$28 million from the payment of intercompany receivables and US$11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of US$62 million as of May 31, 2006. We plan to use the proceeds of this sale to reduce debt. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this prospectus are presented as a discontinued operation. In addition, the discussion of our indebtedness in this prospectus does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations." Under U.S. GAAP, Vitrocrisa is not presented as a discontinued operation as of December 31, 2005 because the divestiture had not been approved by our shareholders as of date. The divestiture was approved at our annual shareholders' meeting held on April 27, 2006.

Our operations are currently organized into two operating business units: the Flat Glass business unit (representing approximately 51% of our consolidated net sales in 2005) and the Glass Containers business unit (representing approximately 48% of our consolidated net sales in 2005).

The organization of our operations into business units allows us to focus on the needs of distinct end markets, diversifies our revenue base and enables us to take advantage of our expertise in the efficient production of glass products. In addition, our operations at the corporate level continue to provide us with certain administrative, technical and corporate services, including:

  management information systems,

  human resources,

  finance,

  treasury,

  accounting and consolidation,

  procurement,

  labor and employee benefits,

  quality control,

  environmental compliance,

  industrial safety,

  communications and

  legal services.

We have successfully established several joint ventures and technology-sharing relationships with leading United States, European and Central American companies, including:

  Pilkington plc, which we refer to as "Pilkington", a member of Nippon Sheet Glass Group,

  Visteon Corporation, which we refer to collectively as "Visteon",

  London Overseas, Inc., which we refer to as "London Overseas",

  Golden Beer, Corp., which we refer to as "Golden Beer", and

  AFG Industries, Inc., which we refer to as "AFG Industries".

Sales attributable to our joint ventures represented approximately 56% of our consolidated net sales in 2005.

Business Units

Our organizational structure, comprised of the Flat Glass and Glass Containers business units, allows us to focus on the needs of the distinct markets we serve, which results in a diversified revenue base, and enables us to take advantage of our expertise in the efficient production and distribution of high quality glass products.

Flat Glass

Our Flat Glass business unit includes:

  Vitro Vidrio y Cristal, S.A. de C.V., which we refer to as "Vidrio y Cristal," our subsidiary that manufactures and distributes a majority of our raw (float) flat glass products for the Mexican construction industry and to automotive safety glass manufacturers as raw material;

  Vitro Automotriz, S.A. de C.V., which we refer to as "VAU," our subsidiary that manufactures a majority of our flat glass products for the Mexican and the United States automotive industry and Distribuidora Nacional de Vidrio, S.A. de C.V., which we refer to as "Dinavisa", our subsidiary that distributes flat glass products for the Mexican automotive glass replacement, which we refer to as "AGR" industry;

  Vitro Flex, S.A. de C.V., which we refer to as "Vitro Flex," our joint venture with Visteon that is engaged in the manufacturing and distribution of flat glass products for the automotive market, which we substantially sell to Ford Motor Co., and in which Visteon holds a 38% equity interest;

  Vitro AFG, S.A. de C.V., which we refer to as "Vitro AFG," our joint venture with AFG Industries Inc. a subsidiary of Asahi, Inc., which we refer to as "AFG Industries," that is engaged in the manufacturing of raw (float) flat glass products, which are sold on a 50-50 basis to AFG Industries and us, and in which AFG Industries holds a 50% equity interest;

  Cristales Automotrices, S.A. de C.V., which we refer to as "Cristales Automotrices," our joint venture with a group of individual investors that own 49% equity interest in this business unit and that conducts our automotive replacement glass installation business in Mexico City and its surrounding states;

  Vitro America, Inc., our subsidiary that conducts a substantial majority of our flat glass operations in the United States;

  Vitro Cristalglass, S.L., which we refer to as "Vitro Cristalglass," our joint venture with a group of individual investors that owns 40% equity interest in this business unit and that is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industries;

  Vitro Chaves Industria de Vidrio, S.A., which we refer to as "Vitro Chaves," a joint venture of Cristalglass with a group of individual investors that owns 40% equity interest in this business unit and that is engaged in the manufacturing and distribution of flat glass products for the Portuguese construction industry; and

  Vitro Colombia, S.A., which we refer to as "Vitro Colombia," our subsidiary that conducts our Colombian flat glass operations that is engaged in the manufacturing and distribution of flat glass products for the automotive and construction market.

Based on the Flat Glass business unit's net sales of Ps.12,276 million (US$1,154 million) in 2005, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. Based on the number of molding furnaces the business unit currently operates in Mexico, we believe it is also a major manufacturer of safety glass products for the automotive original equipment manufacturers, which we refer to as "OEMs", and AGR markets in Mexico. In 2005, this business unit accounted for 51% of Vitro's consolidated net sales. During the same period, approximately 27% of the net sales of the Flat Glass business unit came from exports and approximately 51% came from sales by our foreign subsidiaries that are part of the business unit. Our Flat Glass business unit's customer base includes General Motors, Ford, DaimlerChrysler, Volkswagen and Nissan in the automotive industry, and several large domestic and foreign companies in the construction industry.

In Mexico, the Flat Glass business unit manufactures, processes, distributes and installs flat glass for the construction and automotive markets. Its Mexican operations include, as of December 31, 2005, four float glass furnaces, five automotive safety glass processing facilities, eleven distribution centers and 162 installation centers for the AGR market, of which 58 are owned by the business unit and 104 are franchises owned by third parties.

Vidrio y Cristal and Vitro AFG focus on the manufacturing, processing and distribution of float glass used as raw material for the construction and the automotive industries and have a production capacity of over 625,000 tons of float glass per year, of which 75,000 tons are contributed by our share of Vitro AFG, our joint venture with AFG Industries.

On June 19, 2002, Vitro Plan entered into an agreement with AFG Industries, a subsidiary of Asahi to convert our glass container facility in Mexicali, Mexico into a flat glass facility. The converted facility began operations in November of 2003 as Vitro AFG and its production principally supplies flat glass to the western United States and Mexico. The converted facility has a flat glass production capacity of approximately 150,000 metric tons per year. One half of the flat glass produced by this facility is sold to each of AFG Industries and us under take-or-pay agreements.

VAU sells automotive safety glass products to other automobile manufactures in Mexico (including sales relating to the orders made under Pilkington's global supply agreements with such automobile manufacturers), the United States and other markets; main clients include GM, Daimler Chrysler, Nissan and Freightliner. Vitro Flex, our joint venture with Visteon, manufactures and distributes flat glass products principally for the automotive OEM market. Substantially all of Vitro Flex's production is distributed to Ford.

The Flat Glass business unit also has a significant presence in the United States' flat glass market through its subsidiary Vitro America. Vitro America processes, distributes and installs flat glass products for the construction and automotive markets in the United States. It operates in 26 states in the U.S. through eight processing facilities, 34 distribution centers and 112 installation centers. A portion of the glass processed by Vitro America is produced by the business unit in Mexico, and the balance is purchased from unaffiliated third parties. In 2005, approximately 62% of Vitro America's glass purchases in terms of volume were supplied from the business unit's Mexican subsidiaries.

On May 4, 2001, our Flat Glass business unit expanded its operations into Europe through the acquisition of 60% of the outstanding shares of common stock of Vitro Cristalglass, a processor and distributor of value-added flat glass for mainly the Spanish, French and Portuguese construction industry. Cristalglass has six processing facilities located in Spain. On December 27, 2002, it continued its expansion of flat glass operations in Europe through the acquisition, by Vitro Cristalglass, of 60% of the outstanding shares of common stock of Vitro Chaves (formerly Vidraria Chaves), a Portuguese processor and distributor of glass and glazing products for the Portuguese construction industry. Vitro Cristalglass has seven processing facilities and three distribution facilities in Spain and Portugal.

Glass Containers

The Glass Containers business unit includes:

  Compania Vidriera, S.A. de C.V., which we refer to as "COVISA," our subsidiary that conducts a substantial majority of our glass containers operations in Mexico;

  Empresas Comegua, S.A., which we refer to as "Comegua," our joint venture with London Overseas and Golden Beer, which we believe is the largest glass containers producer in Central America (together, London Overseas and Golden Beer each hold 21.5% of Comegua's outstanding shares);

  Vitro Packaging, Inc., our glass containers distribution subsidiary in the United States;

  Vitro Lux, S.A., which we refer to as "Vilux," our subsidiary engaged in the manufacturing and distribution of glass containers in Bolivia and neighboring countries;

  Industria del Alcali, S.A. de C.V., which we refer to as "Alcali," our subsidiary engaged in the manufacturing of soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacturing of glass products;

  Comercializadora Alcali, S. de. R.L. de C.V., which we refer to as "Comercializadora," our subsidiary engaged in the distribution of the products manufactured by Alcali; and

  Fabricacion de Maquinas, S.A. de C.V., which we refer to as "FAMA," our subsidiary engaged in the manufacturing of capital goods such as glass forming machines and molds.

Based on the Glass Containers business unit's net sales of Ps.11,526 million (US$1,084 million) in 2005, we believe it is the largest glass container producer in Mexico and Central America. In 2005, this business unit accounted for 48% of our consolidated net sales. During the same period, approximately 27% of the net sales of the Glass Containers business unit came from exports and approximately 11% came from sales by our foreign subsidiaries that are part of the business unit.

The Glass Containers business unit produces soda lime glass containers for the soft drink, beer, food, liquor and wine, pharmaceutical and cosmetics industries and has a production capacity of approximately 5,270 tons of glass per day. Its customers include leading companies such as The Coca-Cola Company, Pepsi, Grupo Modelo, Nestle, Procter & Gamble, Gerber, Avon, Coty, Revlon, Grupo Domecq, Encore Glass, Herdez McCormik, Grupo Cuervo, Jugos del Valle, Tamazula and Bacardi. In addition, our Glass Containers business unit manufactures and distributes:

  soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacturing of glass products, and capital goods such as glass forming machines and molds.

The Glass Containers business unit operates eight manufacturing facilities in Mexico, three in Central America and one in Bolivia. The business unit, which exports containers for the food, soft drinks, liquor and wine, pharmaceutical and cosmetic industries to the United States through our subsidiary Vitro Packaging, has six sales offices, two design centers and one distribution center in the United States. It also includes Comegua, our joint venture with London Overseas and Golden Beer. Based on Comegua's net sales of Ps.1,180 million (US$111 million) in 2005, we believe it is the largest glass container producer in Central America.

In April 2006, Comegua acquired Vidrios Panamenos, S.A. ("VIPASA"), a glass container company located in Panama for a purchase price of US$20 million. VIPASA is the largest and most important glass container manufacturer for the beverages, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. VIPASA's sales in 2005 reached approximately US$23 million.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial information and other data for each of the periods indicated. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto incorporated by reference and the information under the section entitled "Item 5-Operating and Financial Review and Prospects-Results of Operations" in the 2005 Form 20-F as it related to 2003, 2004 and 2005. The years ended December 31, 2001 and 2002 are derived from our audited financial statements not included in the 2005 Form 20-F. Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 24 to our audited consolidated financial statements for the year ended December 31, 2005 provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

For unaudited interim consolidated financial information as of June 30, 2006 and for the six month periods ended June 30, 2005 and 2006 as well as a discussion of our financial results for such periods, which are presented in constant pesos in purchasing power as of June 30, 2006, see "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. Since the financial information in "Recent Developments" and the information under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are presented in constant pesos in purchasing power as of June 30, 2006, the financial information in "Recent Developments" and the information under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are not directly comparable to the financial information included elsewhere in this prospectus, in the table below and in the 2005 Form 20-F, which, unless otherwise indicated, is presented in constant pesos in purchasing power as of December 31, 2005. The change in the INPC for the six month period ended June 30, 2006 was 0.74%.

	As of or for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	(Ps. Millions)(1)					($ Millions) (1) (2)
Income Statement Data:
Mexican GAAP:
Net sales	Ps. 25,181	Ps. 24,771	Ps. 24,112	Ps. 24,018	Ps. 24,150	$ 2,271
Cost of sales	17,531	17,432	17,218	17,392	17,449	1,641
Gross profit	7,650	7,339	6,894	6,626	6,701	630
Selling, general and administrative expenses	5,313	5,302	5,117	5,139	5,039	474
Operating income	2,337	2,037	1,777	1,487	1,662	156
Financing cost:
Interest expense, net	1,992	1,623	1,869	2,037	2,190	206
Exchange loss (gain), net	(606)	1,620	781	82	(387)	(36)
Gain from monetary position(3)	690	832	586	718	421	40
Total financing cost	696	2,411	2,064	1,401	1,382	130
Other expenses, net(4)	908	445	150	138	400	37
Income (loss) before taxes and
workers' profit sharing	733	(819)	(437)	(52)	(120)	(11)
Income and asset tax expense (benefit) (13)	285	(541)	35	(9)	(483)	(45)
Workers' profit sharing	63	53	41	119	47	4
Net income (loss) from
continuing operations before changes in accounting principles	385	(331)	(513)	(162)	316	30
Net income (loss) from
discontinued operations(5)(6)	346	(83)	59	90	3	0
Gain on disposal of
discontinued operations(5)	-	523	-	-	-	-
Cumulative effect of changes in accounting principles(11)	-	-	-	-	(114)	(11)
Net income (loss)(5)(6)	731	109	(454)	(72)	205	19
Net income (loss) of majority
interest(5)(6)	179	(45)	(648)	(295)	48	4
Net income (loss) from
continuing operations per share	1.35	(1.20)	(1.86)	(0.60)	1.16	0.10
Net income (loss) from
discontinued operations per share(5)(6)	1.21	1.60	0.21	0.33	0.01	0.00
Diluted and basic net income
(loss) of majority interest per share(5)(6)	0.64	(0.15)	(2.36)	(1.09)	0.18	0.02

U.S. GAAP(6)(12):
Net sales	Ps. 23,040	Ps. 23,620	Ps. 24,013	Ps. 24,684	Ps. 24,945	$ 2,346
Operating income	1,418	1,127	1,239	797	929	87

Net income (loss) from continuing operations(6)(12)	(260)	(871)	(919)	(687)	458	43
Net income (loss)(6)(12)	234	(597)	(777)	(228)	326	31
Net income (loss) from continuing operations per share(6)(12)	(0.91)	(3.17)	(3.34)	(2.53)	1.68	0.16
Net income (loss) from discontinued operations per share(6)(12)	1.71	0.99	0.53	1.69	(0.48)	(0.05)
Diluted and basic net income (loss) per share(6)(12)	0.82	(2.17)	2.82	(0.84)	1.19	0.11
Balance Sheet Data:
Mexican GAAP:
Cash and cash equivalents	Ps. 977	Ps. 1,936	Ps. 1,047	Ps. 2,621	Ps. 1,318	$ 124
Current assets	7,354	9,316	8,372	9,767	8,938	840
Total assets from discontinued operations(5)(6)	7,662	2,539	2,393	2,019	1,871	176
Total assets	38,218	33,970	32,906	31,708	30,063	2,827
Current liabilities	10,111	9,435	8,078	7,485	7,907	744
Total debt	15,258	16,078	16,299	16,544	14,709	1,383
Total liabilities from discontinued operations(5)(6)	4,941	2,079	1,848	1,525	1,295	122
Total liabilities	27,117	24,241	23,900	23,644	21,745	2,045
Stockholders' equity(5)(6)	11,101	9,729	9,006	8,064	8,318	782
Minority interest in consolidated subsidiaries(5)(6)	4,185	3,029	2,980	2,758	2,830	266
Majority stockholders' equity(5)(6)	6,916	6,700	6,026	5,306	5,488	516

U.S. GAAP(6)(12):
Total assets	Ps. 37,376	Ps. 32.415	Ps. 31,997	Ps. 31,251	Ps. 28,456	$ 2,676
Total liabilities	27,240	24,156	23,968	23,985	21,007	1,975
Net assets	10,136	8,259	8,029	7,266	7,449	701
Capital stock	7,008	7,008	7,008	7,008	7,008	659
Stockholders' equity	6,948	6,162	5,648	4,979	5,143	484

Other Data:
Mexican GAAP:
Capital expenditures	Ps. 860	Ps. 1,040	Ps. 1,796	Ps. 1,361	Ps. 1,015	$ 96
Depreciation and amortization	1,963	1,912	1,861	2,091	1,702	160
Total Shares issued at end of Period(7)	324.0	324.0	324.0	324.0	324.0
Total Shares held in Stock Option Trust at end of period(7)	24.7	24.7	24.7	22.8	22.3
Total Shares held as treasury stock at end of period(7)	25.6	23.3	28.2	28.2	28.2
Total Shares issued and outstanding at end of period(7)	273.7	276.0	271.1	273.0	273.5
Average total Shares outstanding during period(7)	286.1	275.4	275.2	271.8	273.1
Inflation and Foreign Currency
Exchange Rate Data:
Percentage of change in INPC(8)	4.4%	5.7%	4.0%	5.2%	3.3%
Peso/dollar exchange rate at the end of period(9)	Ps. 9.1695	Ps. 10.4393	Ps.11.2372	Ps.11.1495	Ps. 10.6344
Average exchange rate(10)	Ps. 9.3274	Ps. 9.7455	Ps.10.8251	Ps.11.3091	Ps. 10.8786

_____________

(l)   Except per share amounts, number of shares and inflation and foreign currency exchange rate data.

(2)   Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 10.6344 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2005.

(3)   The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities.

(4)   Other expenses, net, reflects, among others, (i) write-off and loss from sale of assets in the amount of Ps.422 million, Ps.458 million, Ps.137 million, Ps.334 million and Ps.351 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, (ii) gain (loss) from the sale of subsidiaries and associated companies in the amount of Ps.(140) million, Ps.74 million, Ps.38 million, Ps.505 million and Ps.(127) million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, and (iii) restructuring charges in the amount of Ps.310 million, Ps.77 million, Ps.89 million, Ps.246 million and Ps.307 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively. The restructuring charges relate to the downsizing and streamlining of our corporate functions and organization at some of our business units. Also, during 2005 we recorded a gain of Ps.424 million, resulting from the designation of Vitro as the sole beneficiary of the Vitro Club assets held in trust.

(5)   On July 3, 2002, we sold our controlling 51% equity interest in Vitromatic, S.A. de C.V., which together with its subsidiaries we refer to as "Vitromatic," our joint venture with Whirlpool Corporation, which we refer to as "Whirlpool," that engaged in the production and distribution of household appliances, to Whirlpool for US$148.3 million in cash. At the time of the transaction, approximately US$67 million of our consolidated debt and approximately US$97 million of our consolidated off-balance sheet financings were obligations of Vitromatic. Consequently, upon the consummation of the sale of our equity interest in Vitromatic, our consolidated debt and off-balance sheet financings were reduced by approximately US$67 million and approximately US$97 million, respectively. Our consolidated financial statements and all other financial and statistical data included in this prospectus have been restated to reflect Vitromatic as a discontinued operation for 2001 and 2002 in this prospectus, unless otherwise indicated. Therefore, Vitromatic's results of operations are reflected in the line item entitled "Net income (loss) from discontinued operations" in our consolidated statement of operations. Financial data included in this prospectus have been restated to present as a discontinued operation the assets of Vitromatic in the line items entitled "Total assets of discontinued operations" and the liabilities of Vitromatic in the line items entitled "Total liabilities of discontinued operations." Financial and statistical data for all periods presented in this prospectus do not include the results of operations of discontinued operations, except (i) for financial and statistical data relating to discontinued operations, (ii) net income and net income of majority equity interest and (iii) as otherwise specified.

(6)   On June 16, 2006, we completed the sale of our 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the other 49% equity interest. Libbey has been the exclusive distributor in the United States and Canada of the products manufactured by Vitrocrisa since the formation of the venture between both companies in 1997. We received proceeds of approximately US$119 million from this divestiture, comprised of US$80 million in cash from the sale of its equity interest, approximately US$28 million from the payment of intercompany receivables and US$11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of US$62 million as of May 31, 2006. We plan to use the proceeds of this sale to reduce debt. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this prospectus are presented as a discontinued operation. In addition, the discussion of our indebtedness in this prospectus does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations." Under U.S. GAAP, Vitrocrisa is not presented as a discontinued operation as the divestiture had not been approved by our shareholders as of December 31, 2005. The divestiture was approved at our annual shareholders' meeting held on April 27, 2006.

(7)   Millions of shares.

(8)   Calculated using year-end INPC of the most recent year divided by the year-end INPC of the previous year.

(9)   Based on the Free Exchange Rate at the end of the period.

(10)  Calculated using the average of Free Exchange Rates on the last day of each month during the period.

(11)  Effective January 1, 2005, we adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders' equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to prior accounting standards (Bulletin C-2, "Financial Instruments"), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. The effect of adopting Bulletin C-10, including the related tax effects resulted in (i) the recognition of a liability of Ps.126 million; (ii) the recognition of an asset of Ps.71 million; (iii) a charge to other comprehensive income in stockholders' equity of Ps.10 million and; (iv) a credit to the cumulative effect of the change in accounting principle of Ps.114 million and (v) a credit to financing cost of Ps.97 million, net of the effect of deferred income tax of Ps.28 million.

(12)  Certain of our subsidiaries have been classified as discontinued operations as they meet the definition of held for sale for U.S. GAAP purposes. These subsidiaries did not meet the definition of discontinued operations for Mexican GAAP purposes. See note 24 k) to our consolidated financial statements for a description of those subsidiaries.

(13)  The income and asset tax benefit recognized in 2005 represents a deferred tax benefit of Ps.585 million due to the recognition of the taxable basis of certain assets of some foreign subsidiaries subject to repatriation.

RECENT DEVELOPMENTS

Vitrocrisa Divestiture

On June 16, 2006, the Company completed the sale of its 51% equity ownership interest in Vitrocrisa to Libbey, the owner of the other 49% equity interest. Libbey has been the exclusive distributor in the United States and Canada of the products manufactured by Vitrocrisa since the formation of the venture between both companies in 1997. The Company received proceeds of approximately US$119 million from this divestiture, comprised of US$80 million in cash from the sale of its equity interest, approximately US$28 million from the payment of intercompany receivables and US$11 million from the repayment of intercompany debt. As a part of this transaction, all of the liabilities of Vitrocrisa were assumed by Libbey, including bank debt of US$62 million as of May 31, 2006. The Company plans to use the proceeds of this sale to reduce debt. Vitrocrisa, which was previously presented as one of our reportable segments, under Mexican GAAP is a discontinued operation as of December 31, 2005 as its disposition represents the exit of a significant activity of the Company. Accordingly, all financial and operating information relating to Vitrocrisa in this prospectus are presented as a discontinued operation. In addition, the discussion of our indebtedness in this prospectus does not include the indebtedness of Vitrocrisa, which is presented under Mexican GAAP on our consolidated balance sheets as of December 31, 2005 as a part of "current liabilities of discontinued operations" and "long-term liabilities of discontinued operations." Under U.S. GAAP, Vitrocrisa is not presented as a discontinued operation as of December 31, 2005 because the divestiture had not been approved by our shareholders as of that date. The divestiture was approved at our annual shareholders' meeting held on April 27, 2006.

Results as of and for the six months ended June 30, 2006

Set forth below are our unaudited consolidated results prepared in accordance with Mexican GAAP for the six months ended June 30, 2005 and 2006. Our results as of and for the six months ended June 30, 2006, are presented in Mexican pesos in purchasing power as of June 30, 2006. In the opinion of management, the unaudited financial information set forth includes all adjustments, consisting of only normally recurring adjustments, necessary for a fair presentation of this financial information. The unaudited financial information set forth should be read in connection with our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, which are incorporated by reference in this prospectus. Financial information set forth is presented in Mexican pesos in purchasing power as of June 30, 2006 and is therefore not directly comparable to the financial information presented elsewhere in this prospectus, which, unless otherwise stated, is presented in Mexican pesos in purchasing power as of December 31, 2005. The change in the INPC for the six month period ended June 30, 2006 was 0.74%.

We have not undertaken a U.S. GAAP reconciliation for any period or date in 2006.

Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 11.2723 pesos per one U.S. dollar, the Free Exchange Rate on June 30, 2006.

	UNAUDITED For the six month period ended June 30,
	2005	2006	2006
	(Ps. Millions)		($ Millions)
Income Statement
Net Sales	12,457	13,104	$1,162
Cost of Sales	9,125	9,627	854

Gross profit	3,333	3,477	308
Selling, general and administrative expenses	2,643	2,599	231

Operating Income	689	879	78
Financing cost:
Interest Expense	962	876	78
Interest Income	(97)	(52)	(5)
Other Financial expenses, net	257	471	42
Exchange loss, net	(307)	512	45
Gain from monetary position	(145)	(117)	(10)

Total Financing Cost	670	1,691	150
Other expenses, net	391	23	2

Loss before taxes and workers' profit sharing	(371)	(835)	(74)
Income tax and workers' profit sharing	(515)	140	12

Net income (loss) from continuing operations	144	(975)	(86)
Loss from discontinued operations	0	(27)	(2)

Gain on disposal of discontinued operations	0	458	41

Net income (loss)	144	(544)	(48)

Net loss of majority interest	(55)	(472)	(42)
Net income (loss) of minority interest	199	(71)	(6)

Balance Sheet
Cash and cash equivalents	1,609	1,335	118
Trade receivables	1,747	1,558	138
Inventories	4,093	3,839	341
Other current assets	2,001	2,486	221
Current assets from discontinued operations	1,094	0	0

Total current assets	10,544	9,218	818
Property, plant and equipment	17,365	16,485	1,462
Other assets	1,873	1,654	147
Long-term assets from discontinued operations	1,358	0	0
Other long-term assets	1,195	1,324	117

Total Assets	32,335	28,680	2,544
Short-term and current maturities of long-term debt	4,372	6,541	580
Trade payables	2,003	2,006	178
Other current liabilities	2,591	2,539	225
Current liabilities from discontinued operations	565	0	0

Total current liabilities	9,531	11,086	983
Long-term debt	11,221	8,082	717
Other long-term liabilities	1,494	1,710	152
Long-term liabilities from discontinued operations	1,307	0	0

Total Liabilities	23,554	20,877	1,852
Majority interest	5,891	5,182	460
Minority Interest	2,890	2,620	232

Total Stockholders' equity	8,781	7,802	692

As a result of the deterioration in our last twelve months' results of operations and the increase in our leverage, it has been difficult for us to maintain compliance with certain financial covenants contained in our debt instruments. During 2001, 2002, 2003 and 2005 some of our subsidiaries executed amendments and/or waivers with respect to certain of their financial covenants contained in their debt agreements and instruments and in one of their accounts receivable factoring programs.

As of September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006, our Flat Glass subsidiary did not meet the interest coverage ratio (Consolidated EBITDA to Consolidated Interest Expenses), and/or the debt to EBITDA ratio (Consolidated Total Debt to Consolidated EBITDA), under a bank credit facility. For each of the periods ending September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006, we obtained amendments and/or waivers of our compliance with both financial covenants from our lenders under this facility. On August 22, 2006, we entered into an amendment to the bank credit facility, which modified these ratios to levels at which we believe we shall be able to remain in compliance.

At no time has the Company, or any of its subsidiaries, failed to make required principal or interest payments under any of our current loan agreements or credit facilities.

Recent Refinancing of Indebtedness

Following is a description of significant indebtedness we incurred in the fiscal year ended December 31, 2005 and the eight month period ended August 31, 2006 and the use of proceeds for each such incurrence.

Year ended December 31, 2005

  On January 31, 2005, Vitro Envases Norteamerica, S.A. de C.V. ("VENA") issued an additional US$80 million aggregate principal amount of its 10.75% Senior Secured Guaranteed Notes due 2011.  Additionally, on February 24, 2005, Vena entered into a US$150 million Senior Secured Term Loan with certain lenders, due February 10, 2010. The proceeds from these transactions were used to refinance a US$230 million bridge loan due September 24, 2006.

  On September 21, 2005, we entered into two credit facilities with certain lenders in an aggregate amount of US$150 million. Each of these credit facilities matures on March 23, 2007. The first credit facility is a US$45 million secured working capital facility for Vitro Plan, S.A. de C.V. to purchase inventory and refinance debt. The second credit facility is a US$105 million unsecured guaranteed facility for Vena to refinance debt.

  On March 31, 2005, Compania Vidriera, S.A. de C.V. ("Covisa"), Industria del Alcali, S.A. de C.V. and Comercializadora Alcali, S. de R.L. de C.V., all subsidiaries of Vena, entered into a five-year revolving accounts receivable facility, under which such companies obtained approximately Ps.550 million (US$50 million) and US$19 million. Upon the closing of this facility, Covisa terminated a revolving factoring agreement with Transamerica Commercial Finance Corporation that had a maximum capacity of US$75 million.

  In August 2005, four of our Vitro Plan subsidiaries entered into a six-year revolving accounts receivables facility under which they received approximately US$21.5 million on August 22, 2005.

Eight month period ended August 31, 2006

  On February 7, 2006, VENA issued US$75 million in aggregate principal amount of Senior Secured Short Term Guaranteed Notes due February 2007. The facility is secured, on a pari passu basis, with the existing senior secured indebtedness of Vena. The net proceeds were used by VENA to refinance secured debt and for working capital purposes.

  On August 9, 2006, VENA issued US$110 million in aggregate principal amount of Short Term Guaranteed Notes. The net proceeds were placed in an irrevocable trust to prepay the principal amount of US$105 million due March 23, 2007 under a loan agreement with Credit Suisse acting as administrative agent.

THE ADS RIGHTS OFFERING

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our securities. We urge you to read the entire prospectus carefully, including the "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" sections, along with our consolidated financial statements and the notes to those financial statements incorporated by reference and the information under the section entitled "Item 5-Operating and Financial Review and Prospects-Results of Operations" in our 2005 Form 20-F.

General:
The offering....................................................

We are offering rights to subscribe for                        newly issued ordinary shares to holders of our ordinary shares in Mexico and elsewhere outside Mexico, including                     ordinary shares which will be represented by American Depositary Shares, or ADSs. Each ADS represents three CPOs and each CPO, in turn, represents one ordinary share. Under our by-laws, our ordinary shares may only be held by persons who are Mexican nationals or companies held by Mexican investors. The ordinary share rights are not being offered in the United States.

Our major shareholders, who currently own 28.8% of our ordinary shares, have advised us that they intend to fully subscribe their ordinary share rights. Additionally, the Pension Plan Trust, which currently owns 13.2% of our ordinary shares, has advised us that it intends to fully subscribe its ordinary share rights. If they fully subscribe to this offering, our major shareholders and the Pension Plan Trust together will acquire 42% of our ordinary shares offered in this rights offering.

Record date.....................................................	Holders of record of ADSs on September 29, 2006 as of 5:00 p.m. New York City time will be entitled to purchase ADSs in the ADS rights offering.
Exercise period...............................................

The right to purchase ADSs in the ADS rights offering may be exercised at any time during the period commencing on October     , 2006 at 9:00 a.m. New York City time and expiring on October     , 2006 at 5:00 p.m. New York City time.

Transferability................................................

You may transfer all or any portion of your right to purchase ADSs in the ADS rights offering. If you transfer or sell your rights, you will have no further rights to purchase ADSs with respect to the rights transferred or sold.

Exercise irrevocable.......................................	The exercise of the right to purchase by a holder is irrevocable and may not be cancelled or modified.
Backstop Arrangements...............................

                      will purchase up to a maximum of 58% of the aggregate amount of new ordinary shares that are not subscribed for in our rights offering (including this ADS rights offering) and resell such ordinary shares outside the United States.

Use of proceeds..............................................	The net proceeds from the rights offerings will be used to repay certain short-term debt of our holding company and the remainder, if any, for general corporate purposes. See "Use of Proceeds".
Certain United States Federal income tax consequences..................................................

For United States federal income tax purposes, the receipt of subscription rights in this ADS rights offering and the exercise of the subscription rights will not be a taxable event. You should, however, consult your own financial and tax advisor.

No recommendation to rights holders........

We are not making any recommendations as to whether or not you should subscribe for our ADSs. You should decide whether to subscribe for such ADSs based upon your own assessment of your best interests and after considering all of the information in this prospectus, including the "Risk Factors" section of this prospectus and all of the information incorporated by reference in this prospectus. You should not view                  's agreement to purchase up to a maximum of 58% of the aggregate amount of the offering of the new ordinary shares or our major shareholders, and the Pension Plan Trust's intentions to participate in our rights offering as a recommendation or other indication that the exercise or sale of your ADS subscription rights is in your best interests.

Risk factors.....................................................	See "Risk Factors" for information you should consider before exercising your right to purchase ADSs in the ADS rights offering.
Offering to Holders of ADSs:
ADS rights offering........................................

Holders of ADSs will receive one right to purchase 0.               new ADSs for each ADS owned on the record date. Fractional ADSs will not be issued, and all entitlements to ADSs will be rounded down to the nearest whole number.

ADS subscription price..................................

U.S. dollar cost of the Mexican peso subscription price on the day the rights agent effects the currency conversion. You must pay the ADS subscription price in U.S. dollars.

Each ADS represents three CPOs, which each represent a financial interest in one ordinary share. In order to exercise your ADS rights, you must pay the ADS rights agent a deposit amount of US$                      per ADS, which is three times the ordinary share subscription price of Ps.              (US$             ), translated into U.S. dollars at the effective official exchange rate for transactions published in the Diario Oficial de la Federacion (The Official Gazette of Mexico) on                         , 2006, plus an additional 10% of that amount, which represents an allowance for potential fluctuations in the exchange rate between the Mexican peso and the U.S. dollar, currency conversion expenses and the payment of ADS issuance fees to the depositary of US$0.05 per new ADS. Any excess in the deposit amount paid by you will be returned to you without interest. You will bear the risk of exchange rate fluctuations between the U.S. dollar and the Mexican peso relating to the exercise of your ADS rights.

If the deposit amount you paid to the ADS rights agent is insufficient to pay the ADS subscription price in pesos plus currency conversion expenses and ADS issuance fees for the ADSs for which you are subscribing, the ADS rights agent will pay the deficiency to the extent the deficiency does not exceed 20% of your payment. You will need to reimburse the ADS rights agent for the amount of any deficiency financed by the ADS rights agent prior to your receiving any new ADSs.

If the deposit amount in U.S. dollars you paid to the ADS rights agent is more than the subscription price plus currency conversion expenses and ADS issuance fees, the ADS rights agent will refund you the excess without interest.

ADS rights exercise period............................	From 9:00 a.m. on October , 2006 through 5:00 p.m. New York City time on October , 2006.
ADS subscription procedure.........................

If you hold ADSs directly, you may exercise your ADS rights during the exercise period by delivering a properly completed ADS rights certificate and full payment of the deposit amount to The Bank of New York, as ADS rights agent, prior to 5:00 p.m. New York City time on October     , 2006.

If you hold ADSs through The Depository Trust Company, you may exercise your ADS rights by timely delivering to the ADS rights agent completed subscription instructions through DTC's PSOP Function on the "agent subscriptions over PTS" procedure accompanied by payment in full of the deposit amount.

If you are a beneficial owner of ADSs and wish to exercise your ADS rights, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise.

We provide more details on how to exercise ADS rights under "The ADS Rights Offering - Offering to ADS Holders - Procedure for Exercising ADS Rights."

Guaranteed delivery procedures.................

If you wish to exercise your ADS rights but time will not permit you to deliver your ADS rights certificates to the ADS rights agent before the expiration of the ADS rights exercise period, you may still subscribe for new ADSs if you deliver the deposit amount and a properly completed and signed notice of guaranteed delivery to the ADS rights agent before the expiration of the ADS rights exercise period.

If you subscribe for new ADSs by means of a notice of guaranteed delivery and subsequently fail to timely deliver the required ADS certificates, you will be required to reimburse the ADS rights agent for any loss or expense incurred by reason of that failed guaranteed delivery, which may be deducted from the total deposit amount you paid to the ADS rights agent.

Unexercised rights..........................................	If you do not exercise your ADS rights within the ADS rights exercise period, they will expire and you will have no further rights.
Listing...............................................................

The ADSs are listed on the New York Stock Exchange under the ticker symbol "VTO." The ADSs purchased in this offering will be listed and traded on the New York Stock Exchange upon issuance. The ADS rights are expected to be listed on the New York Stock Exchange during the ADS rights trading period.

ADS rights trading period..............................	From October , 2006 through October , 2006.
ADS rights agent.............................................	The Bank of New York.
Depositary.......................................................	The Bank of New York.
Delivery of new ADRs...................................

The Bank of New York will deliver new ADRs evidencing the new ADSs subscribed in the ADS rights offering as soon as practicable on or after October     , 2006, that is, after receipt of the underlying new CPOs representing the new ordinary shares by the depositary's custodian on or about October     , 2006.

New ADSs........................................................

Your specific rights in the new ADSs and in the new CPOs representing the new ordinary shares underlying the new ADSs are set out in a deposit agreement among us, The Bank of New York, as depositary, and the owners and beneficial owners of ADRs. To understand the terms of the ADSs, you should read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

For additional information regarding the ADS rights offering, see "The Rights Offering - Offering to ADS Holders."

RISK FACTORS

You should consider the risks described below and the other information appearing in this prospectus before determining whether to participate in this rights offering. In general, investing in the securities of issuers in emerging market countries such as Mexico involve certain risks not typically associated with investing in the securities of issuers in the United States. The information in this prospectus includes forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in this section and elsewhere in this prospectus, and under the section entitled "Item 5-Operating and Financial Review and Prospects" in our 2005 Form 20-F. Please see "Forward-Looking Statements."

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except as otherwise indicated or as the context may otherwise require.

Risk Factors Relating to Us

Our leverage imposes significant debt service requirements which may adversely affect our ability to access credit and to conduct our business operations.

We are highly leveraged. As of December 31, 2005 and June 30, 2006, our total consolidated indebtedness was approximately Ps.14,709 million (US$1,383 million) and approximately Ps.14,623 million (US$1,297 million), respectively. As of such dates, our consolidated off-balance sheet financings, related to our receivable securitization and sale of receivable transactions, were approximately Ps.1,388 million (US$130 million) and approximately Ps.1,556 million (US$138 million), respectively. Our interest expense on debt for the year ended December 31, 2005 and the six months ended June 30, 2006 was approximately Ps.1,842 million (US$173 million) and approximately Ps.876 million (US$78 million), respectively, while our operating income was approximately Ps.1,662 million (US$156 million) and approximately Ps.879 million (US$78 million), respectively. Our interest expense on debt was also higher than our operating income in 2004. Further, the aggregate amount of our interest expense and other costs associated with our debt exceeded our operating income in 2003 and 2002. In addition, a significant portion of our indebtedness is short-term debt. See "―Liquidity - a significant portion of our indebtedness is short-term debt."

Our leverage adversely affects our ability to service debt, finance future operations, make acquisitions and capital expenditures, compete effectively against better-capitalized competitors and withstand downturns in our business. Our level of indebtedness could increase our vulnerability to adverse general economic and industry conditions, including increases in interest rates, foreign currency exchange rate fluctuations and market volatility.

Our ability to make scheduled payments on and refinance our indebtedness when due depends on, and is subject to, our financial and operating performance, which is subject to prevailing economic conditions and financial, business and other factors, the availability of financing in the Mexican and international banking and capital markets, our ability to sell assets and operating improvements. We cannot assure you that we will be able to refinance our indebtedness or that our operating income will be greater than our interest expense in the future.

Our level of debt could adversely affect our business in a number of ways, including but not limited to, the following:

  because we must dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our debt, we have less cash available for other purposes;

  our ability to obtain additional debt financing may be limited and the terms on which such financing is obtained may be negatively affected; and/or we may be placed at a competitive disadvantage by our limited flexibility to react to changes in the industry and economic conditions and our financial resources may be dedicated to pay interest and principal on our debt instead of expanding or improving our business. As a result, we could lose market share and experience lower sales, which may have a material adverse effect on our financial condition, results of operations and liquidity.

Our efforts to reduce our debt include sales of non-core assets, increasing our operating margins and raising additional capital as needed. However, we cannot assure you that we will be able to incur additional indebtedness or implement our debt-reducing initiatives previously discussed on favorable terms to us or at all, which could impair our ability to make capital investments, to maintain our capital assets or to take advantage of significant business opportunities that may arise.

Under our credit agreements we may not be able to borrow additional indebtedness unless, at the time of incurrence, we satisfy certain financial covenants. As of June 30, 2006, based upon our financial condition, our credit agreements would prohibit us from incurring any additional debt, other than to refinance any existing indebtedness, and certain other limited permitted debt exceptions.

Liquidity - a significant portion of our indebtedness is short-term debt.

As of June 30, 2006, approximately Ps.6,541 million (US$580 million) of our indebtedness was short-term debt of which Ps.1,557 million (US$138 million) were short-term loans and Ps.4,983 million (US$442 million) were current maturities of long-term loans. Ps.1,758 million (US$156 million) of our debt will mature in 2006 and Ps.4,678 million (US$415 million) of our debt mature in 2007. Certain of our debt maturing in 2007 will require us to make increased interest payments commencing September 2006 and other payments, in cash or common stock, if we do not achieve certain levels of reduction of our indebtedness by such date. Our lenders are not obligated to refinance this debt as it matures during the course of the year. Our ability to refinance our short-term debt depends on our ability to achieve an appropriate combination of financing from third parties, access to capital markets, asset sales and operating improvements. We cannot assure you that we will be able to pay or refinance our short-term indebtedness. In such event, this failure would trigger acceleration and enforcement rights in respect of substantially all our indebtedness.

We did not comply with covenants in the debt instruments governing a substantial portion of our indebtedness and we may not comply with such covenants in the future.

Under the terms of the debt instruments governing a substantial portion of our indebtedness, some of our subsidiaries are required to comply with various financial covenants. In addition, the debt instruments governing a substantial portion of our indebtedness also contain various restrictive covenants including limitations on our ability to pay dividends, make certain investments, sell or pledge assets and incur additional indebtedness. The restrictions on our debt instruments could:

  limit our flexibility to adjust to changes in our business and the industries in which we operate;

  limit our ability to access cash from our subsidiaries and, thus, repay our debt or satisfy other holding company obligations; and

  limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.

The failure to comply with certain of the covenants contained in a debt instrument could result in the relevant lender or noteholders having the right to accelerate the maturity of such indebtedness or to take other enforcement action against us, as well as triggering acceleration and enforcement rights under our other debt agreements or instruments. Any such default, acceleration or other action would have a material adverse effect on us.

As a result of the deterioration in our results of operations and the increase in our leverage, it has been difficult for us to maintain compliance with certain financial covenants contained in our debt instruments. During 2001, 2002, 2003 and 2005 some of our subsidiaries executed amendments and/or waivers with respect to certain of their financial covenants contained in their debt agreements and instruments and in one of their accounts receivable factoring programs.

As of September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006, our Flat Glass subsidiary did not meet the interest coverage ratio (Consolidated EBITDA to Consolidated Interest Expenses), and/or the debt to EBITDA ratio (Consolidated Total Debt to Consolidated EBITDA), under a bank credit facility. For each of the periods ending September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006, we obtained amendments and/or waivers of our compliance with both financial covenants from our lenders under this facility. On August 22, 2006, we entered into an amendment to the bank credit facility, which modified these ratios to levels at which we believe we shall be able to remain in compliance.

At no time has the Company, or any of its subsidiaries, failed to make required principal or interest payments under any of our current loan agreements or credit facilities.

We have to pay interest and principal on our dollar denominated debt with revenues generated in pesos or other currencies, as we do not generate sufficient revenue in dollars from our operations.

A substantial portion of our outstanding debt is denominated in dollars; as of June 30, 2006, it amounted to approximately 90%. This debt must be serviced by funds generated from sales by our subsidiaries. As of the date of this prospectus, we do not generate sufficient revenues in dollars from our operations to service our entire dollar denominated debt. Consequently, we have to use revenues generated in pesos or other currencies to service our dollar denominated debt. A devaluation of the peso against the dollar could adversely affect our ability to service our debt. Even though we intend to mitigate this risk with foreign currency hedges, we are exposed to such foreign currency exchange fluctuations and we cannot assure you that market hedges will be available at favorable conditions to us.

We may be unable to successfully complete our plan of reducing our level of debt at our holding company, restructuring our debt at our subsidiaries, and reducing our debt service requirements.

We plan to reduce the level of our debt at our holding company with cash generated from increased operating margins and a restructuring of the capitalization of our Flat Glass subsidiaries providing for the repayment of portion of approximately Ps.2,548 million (US$226 million) of indebtedness owed by these subsidiaries to the holding company (as of June 30, 2006). In addition, we may also reduce our debt at the holding company from proceeds from the sale of assets and the sale of equity interests, including this rights offering. We cannot assure you we will be able to successfully complete this plan of reducing our indebtedness and restructuring the capitalization of our subsidiaries, which will cause us to continue to incur significantly high levels of debt service expense.

As of June 30, 2006, approximately Ps.6,541 million ($580 million) of our indebtedness was classified as short-term debt, which includes Ps.289 million ($26 million) of long-term debt that we reclassified into short-term debt because as of the date we issued our public results we did not comply with certain financial covenants in the syndicated loan of our Flat Glass subsidiary. Of our total short-term debt, Ps.1,557 million ($138 million) were short-term loans, consisting of Ps.750 million ($66 million) of revolving credit facilities with Mexican and international financial institutions and Ps.807 million ($72 million) of secured commercial paper notes at our Glass Containers business unit maturing in February 2007. We intend to continue to maintain our revolving credit facilities and refinance our secured commercial paper notes as part of our commercial paper program.

The Ps.4,985 million (US$442 million) balance of our short-term debt (the current portion of our long-term debt) consists of Ps.2,428 million (US$215 million) at our holding company and Ps.2,557 (US$227 million) at our operating subsidiaries. Of this short-term debt at our operating subsidiaries, Ps.1,257 million (US$112 million) was indebtedness of our Flat Glass business unit and Ps.1,300 million (US$115 million) was indebtedness of our Glass Containers business unit.

The funds to satisfy the payment of this short-term debt (the current portion of our long-term debt) at the holding company are expected to come from US$119 million in net cash proceeds that we realized from the sale of Vitrocrisa in June 2006, as well as proceeds from the sale of real estate and other non-core assets, our available cash and cash equivalents and/or the sale of equity interests including this rights offering.

We intend to refinance this short-term debt (the current portion of our long-term debt) at each of our operating subsidiaries.

We cannot assure you that we will be able to successfully fund our short-term debt payments at our holding company or successfully refinance the short-term debt at each of our operating subsidiaries.

Downgrading of our credit ratings could adversely impact our ability to finance our business.

As of June 30, 2006, our corporate credit was rated B- by Standard & Poor's Ratings Services ("S&P") and B2 by Moody's Investors Services ("Moody's"). While none of our credit facilities contain events of default that are triggered by credit rating downgrades, a downgrade of our long-term debt by either S&P or Moody's may potentially raise creditworthiness concerns, reduce our ability to access funding sources or increase our costs of borrowing, and as a result, affect our ability to make payments or refinance our outstanding debt instruments, any of which could have a material adverse effect on our financial condition, results of operations and liquidity.

On August 31, 2005, Fitch Ratings downgraded its rating of our senior unsecured debt from "B" to "CCC" and our senior secured debt from "B+" to "B-". Fitch Ratings explained that its downgrade reflected a lack of ability by us to strengthen deteriorating credit-protection measures as well as pressure on operating margins from increased levels of competition in our domestic market and higher than expected energy and packaging costs. Additionally, Fitch Ratings indicated an increased probability of default at our holding company level due to higher refinancing risk and excessive concentration of debt at the holding level. Fitch Ratings explained that the new rating of 'CCC' for the senior unsecured obligations of Vitro reflected that the capacity for meeting financial commitments is solely reliant on sustained, favorable business and financial conditions, including the reduction of debt. Notwithstanding efforts to divest assets and non-core operations to ensure timely payment of our debt commitments, Fitch Ratings observed that our leverage has remained high following these asset sales and that Vitro was relying increasingly on secured debt borrowing at the operating company level, particularly at the glass containers business, further reducing financial flexibility and adding to structural subordination at the holding company level.

We face lower operating margins and decreased profitability due principally to increased competition in our construction business line in Mexico and increasing costs.

The reduction by the Mexican government over the past years of import duties and tariffs for glass and glass packaging products to historically low levels, the investment by our competitors and vertically integrated customers in glass manufacturing facilities in Mexico and increased imports of low-cost competitive products into several of our important markets (principally the United States and Mexico) have created severe competitive challenges for us. In recent years, global competitors such as Saint Gobain and Guardian have penetrated the Mexican market resulting in increased capacity and significant pricing pressures on our products. These pressures began in 2004 and increased substantially in 2005 and led to a significant decrease in sale prices, mainly in the construction sector of our Flat Glass business unit.

Some of the components of our cost of goods sold are subject to significant market price variations. For instance, market prices of natural gas, which is an input that represented approximately 7% of our consolidated cost of goods sold in 2005, have experienced significant price increases in recent years. NYMEX's natural gas prices have increased from an average price of US$3.22 during 2002 to an average price of US$8.61 during 2005, representing a cumulative increase of 167%. During 2005, hurricanes Katrina and Rita made landfall within the production area of the Gulf of Mexico, curtailing production by approximately 20.5% of the yearly production of gas in the Gulf of Mexico. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations and we cannot assure you that market hedges will be available at favorable conditions to us. In fact, as the price of natural gas has significantly increased in recent years, we have not been able to raise our products' prices to fully reflect those increases, which have adversely affected our results of operations and liquidity. Other potential sources of significant variations in our costs are electric power, packaging and freight costs.

These events have had an adverse effect on us by driving down our prices in the construction business line of our Flat Glass business unit, and in some cases sales volumes, increasing our cost of goods sold and thus, decreasing our operating margins and profitability. For instance, while in 2001 our gross margin and operating margin were 30% and 9%, respectively; by 2005 our gross margin and operating margin had decreased to 28% and 7%, respectively. As market conditions continue to deteriorate, we are faced with determined competitors that are financially better positioned than us to withstand the ongoing and challenging economic conditions. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity could be adversely affected.

Pricing pressures by OEMs may affect our operating margins and results of operations; the North American automotive industry is experiencing one of its worst crises in recent years.

Certain of our flat glass products sold to original equipment manufacturers, which we refer to as "OEMs," in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers. The automotive OEM business line represented approximately 8% of our consolidated net sales for the year ended December 31, 2005.

The North American automotive industry is currently facing difficult market conditions. North American automobile manufactures have experienced slower demand and increased pricing pressures on their products. The difficult market conditions in the automotive industry could continue to lead to additional pricing pressure on our products and loss of sales volume, either of which would have an adverse effect on us.

Inflation and foreign currency exchange rate fluctuations may have an adverse effect on our total financing cost.

Our total financing cost includes (i) net interest expense, (ii) the net effect of inflation on our monetary assets and liabilities, (iii) the net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iv) since 2005, due to the implementation of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," gains or losses related to some of our hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short- and long-term debt and off-balance sheet financings minus the nominal amount of interest income generated by us with respect to our monetary assets.

Inflation affects our total financing cost. During periods of inflation, the principal amount of our monetary debt will generally be reduced in real terms by the rate of inflation. The amount of such reduction will result in a gain from monetary position. This gain is offset by the reduction in real terms in the value of the monetary assets we held during such period. Historically, our monetary liabilities have exceeded our monetary assets and, thus, we have tended to experience monetary gains during periods of inflation. Declining levels of inflation in recent years have resulted in lower monetary gains.

In addition, our total financing cost is impacted by changes in the nominal value of the peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of nominal changes in the U.S. dollar-peso exchange rate on our and our Mexican subsidiaries' U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable from exports). Because our U.S. dollar-denominated monetary liabilities have historically been significantly in excess of our U.S. dollar-denominated monetary assets, the nominal devaluation or appreciation of the peso relative to the U.S. dollar has historically resulted in foreign currency exchange losses and gains, respectively. Accordingly, in 2002 and 2003, the nominal devaluation of the peso relative to the U.S. dollar resulted in foreign currency exchange losses. The nominal appreciation of the peso relative to the U.S. dollar resulted in a foreign currency exchange gain in 2004 and 2005. We recorded a net exchange loss in May 2004 as a result of the unwinding of certain currency exchange swaps.

In the ordinary course of business, we enter into currency swap and option agreements to hedge our exposure to foreign currency exchange rate variations. However we cannot assure you that these instruments will be available at favorable conditions to us to fully hedge our exposure. See "Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk" included in the 2005 Form 20-F.

We have customers that are significant to us and the loss of all or a portion of their business would have an adverse effect on us.

Because of the relative importance of our largest customers, our business is exposed to a certain degree of risk related to customer concentration. Although no single customer accounted for more than 6% of our consolidated net sales in 2005, we have customers that are significant to our business units and us. Our three largest customers, who serve different markets, accounted for approximately 12% of our consolidated net sales in 2005. Given that our profitability depends on our maintenance of a high capacity utilization rate, the loss of all or a portion of the sales volume from a significant customer would have an adverse effect on us. Among our most significant customers are automotive OEMs and beer and soft-drink bottlers. One of our main customers has vertically integrated operations and therefore, a capacity increase in its glass production could adversely affect our results of operations.

At our holding company level, we depend on interest, fees, tax refunds and dividends.

Our holding company derives substantially all of its revenue from interest, fees and dividends paid to it by our subsidiaries, as well as consolidated tax refunds. For the year ended December 31, 2005, a majority of the revenue received by our holding company was derived from interest, management, administrative and other fees paid to it by our subsidiaries. Our holding company's remaining revenue was derived from tax refunds resulting from the tax consolidation of Vitro and our subsidiaries as allowed under Mexican tax law. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness, we will rely on income from interest, fees and dividends from our subsidiaries, as well as tax refunds and income from the disposition of one or more of our subsidiaries, interests therein or assets thereof.

Our subsidiaries' ability to pay such dividends or make such distributions will be subject to (i) the cash flows generated by their operations and borrowings, (ii) in certain circumstances, restrictions contained in their debt instruments and joint venture agreements, (iii) such subsidiaries' shareholders' (including our joint venture partners, when applicable) approval of the payment of such dividends at such subsidiaries' general ordinary shareholders' meetings, (iv) such subsidiaries having net income and the requisite amount of paid-in capital required under Mexican law and their estatutos sociales, which we refer to as "by-laws" and (iv) applicable laws. From 2001 through 2005, our principal subsidiaries were restricted from paying dividends to us by their credit facilities or indentures. See "-We may not comply with covenants in the debt instruments governing a substantial portion of our indebtedness in the future." For additional information with respect to dividend payment limitations under our debt instruments and joint venture agreements, see "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources" included in the 2005 Form 20-F.

Downturns in the economies in which we operate may negatively affect the demand for our products and our results of operations.

Demand for our flat glass and glass containers products is affected by general economic conditions in the markets in which we operate, principally Mexico, the United States and Europe. As a result, demand for our products and, consequently, our results of operations have been and may be negatively affected by the downturn in the economies in which we operate.

A downturn in the Mexican economy, from which we derived approximately 42% of our consolidated net sales for the year ended December 31, 2005, would reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States, from which we derived approximately 46% of our consolidated net sales in 2005, would have an adverse impact on the export and foreign subsidiary sales of our Flat Glass and Glass Containers business units. Furthermore, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. Also, in the past, economic crises in Asia, Russia, Brazil, Argentina and other emerging market countries have adversely affected the Mexican economy.

Economic downturns in Mexico and the United States may also subject us to increased foreign currency exchange rate and interest rate risks and impair our results of operations and our ability to raise capital or service our debt.

Changes in the relative value of the peso to the U.S. dollar may have an adverse effect on us.

Changes in the relative value of the peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a real devaluation of the peso will likely result in an increase of our operating margins and a real appreciation of the peso will likely result in a decrease in our operating margins, in each case, when measured in pesos. This is so because the aggregate amount of our consolidated net sales denominated in or linked to U.S. dollars exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or linked to U.S. dollars.

A substantial portion of the sales generated by our Mexican and U.S. subsidiaries are either denominated in or linked to the value of the U.S. dollar. The prices of a significant number of the products we sell in Mexico, in particular those of flat glass for automotive uses, capital goods and packaging products are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into pesos using the exchange rate in effect at the time of the transaction. The translated U.S. dollar sales of our Mexican subsidiaries are then restated into constant pesos using the Mexican Consumer Price Index, which we refer to as the "INPC," as of the date of the most recent balance sheet presented. As a result, when the peso depreciates in real terms against the U.S. dollar, as was the case in 2002 and 2003, the same level of U.S. dollar sales as in a prior period will result in higher constant peso revenues in the more recent period. Conversely, when the peso appreciates in real terms against the U.S. dollar, as was the case in 2004 and 2005, the same level of U.S. dollar sales as in a prior period will result in lower constant peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs, and general, administrative and selling expenses are invoiced in pesos and are not directly linked to the relative value of the peso to the U.S. dollar, the real appreciation or devaluation of the peso relative to the U.S. dollar has a significant effect on our operating margins at least in the short term.

Further, a strong peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong peso relative to the U.S. dollar also makes those of our products whose prices are denominated in or are linked to the value of the U.S. dollar less competitive or profitable. When the peso appreciates in real terms, with respect to such products, we must either increase our prices in U.S. dollars, which make our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, in the past we have had to reduce our operating margins for such products in response to appreciation of the peso relative to the U.S. dollar. For the year ended December 31, 2005, the appreciation of the peso in real terms had an adverse effect on our operating margins and may continue to do so in the future.

We may be adversely affected by increases in interest rates.

Interest rate risk exists primarily with respect to our floating-rate peso and our dollar-denominated debt, which generally bear interest based on the Mexican equilibrium interbank interest rate, which we refer to as the "TIIE," or the London interbank offered rate, which we refer to as "LIBOR." As of December 31, 2005 and June 30, 2006, our floating-rate peso and dollar-denominated debt amounted to approximately Ps.1,062 million and US$495 million, and Ps.967 million and US$439 million, respectively. If TIIE or LIBOR rates increase, our ability to service our debt will be adversely affected.

In the ordinary course of business, we enter into interest rate swap agreements to hedge future interest payments under floating-rate debt. However we cannot assure you that these instruments will be available at favorable conditions to us to fully hedge our exposure. See "Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk" included in the 2005 Form 20-F.

Because certain of our subsidiaries conduct all or a portion of their business through joint ventures and partially depend on our partners for new technology, the loss of our joint venture agreements may adversely affect our business.

Sales attributable to our consolidated joint ventures represented approximately 56% of our consolidated net sales for the year ended December 31, 2005. In the future, certain of our partners may prefer to conduct business in Mexico directly (as opposed through our joint ventures) and to terminate their relationships with us. In particular, the easing of limitations on foreign investment in Mexico and the reduction of import duties and tariffs by the Mexican government have reduced barriers to entry to the Mexican market for non-Mexican companies. Our ability to manage the operations of our joint ventures, including their capital structures, may be limited by agreements and organizational instruments under which our joint ventures operate.

Although a number of our joint venture agreements contain non-competition provisions that restrict, subject to certain exceptions and limitations, our joint venture partners from engaging in the production and distribution of the joint venture's products in specific markets during the term of the agreement and for a limited period following the termination of such agreement, our joint venture agreements generally contain provisions for termination under certain circumstances. If a termination were to occur, we cannot assure you we could find an equivalent partner or achieve the affected joint venture's objective on our own. Such events could have an adverse effect on us.

Additionally, notwithstanding that our business units conduct certain limited research and development activities, we generally do not develop our own proprietary technology. Although our business units' products and manufacturing processes are not in constant need of technological improvements and innovations, they do, from time to time, require access to new technology necessary to improve their manufacturing processes and product lines to more effectively compete in both the Mexican and other markets. The main portion of such technological needs is satisfied through the acquisition of technology from third parties through joint ventures, technology licenses, technology transfers, technical assistance or similar arrangements.

We could be unsuccessful in renewing or maintaining our joint ventures, technology licenses or other agreements or arrangements on terms equivalent to the existing ones, in forming similar alliances with other partners or in developing equivalent technologies independently. The failure to continue some of our joint ventures or to acquire technology from third parties may have an adverse effect on us.

Substitution trends in the glass container industry may continue to adversely affect our business.

Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s. In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass container producers. The remaining glass containers producers in mature markets have faced, and may continue to face, pricing pressures as a result of competition from other forms of packaging. Mexico is becoming a mature market, with increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers. Such products have adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. Our Glass Containers business unit represented approximately 48% of our consolidated net sales in 2005.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

In May 2006, we filed an amended 2004 Annual Report on Form 20-F/A, in which we restated certain items in our U.S. GAAP consolidated financial statements. In addition, in our 2005 Annual Report on Form 20-F/A, we restated our U.S. GAAP consolidated statements of cash flows related the presentation of certain items. In the preparation of these restatements, which affected our U.S. GAAP financial statements, we identified certain deficiencies in our disclosure controls, specifically within the area of U.S. GAAP reporting.

As established in Section 404 of the Sarbanes-Oxley Act (the "Act"), foreign companies have been provided with additional time to certify the adequacy of their internal control over financial reporting. As required by the Act, we will assess and certify whether our internal control over financial reporting is effective on December 31, 2006, and according with the latest amendment dated August 10, 2006, the auditor's certification on the Company's internal controls could be issued until December 31, 2007. We believe the deficiencies discussed above, which are related to our U.S. GAAP reporting, were caused by not having effective internal controls and procedures related to the preparation, review and presentation of our U.S. GAAP financial information, are individually significant, and in the aggregate are considered to be a material weakness.

We are focused on improving and maintaining an effective internal control structure. During 2006, we began implementing new controls and procedures to remediate the material weakness in our internal controls related to the preparation, review and presentation of our U.S. GAAP financial information. These measures include the following modifications to our internal controls:

  periodic review of U.S. GAAP information;

  reinforcement of personnel knowledge base of U.S. GAAP; and

  formal documentation of internal controls over the financial reporting cycle.

If we or our auditors discover a future material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements.

We are in the process of implementing a plan to align our internal control systems with the requirements established in Section 404 of the Act. If we fail to establish and maintain adequate internal control over financial reporting, it could not only adversely impact our financial results but also cause us to fail to meet our reporting obligations.

Factors Relating to Mexico and the Global Economy

Economic developments in Mexico and the United States affect our business.

2005 was a year of moderate global economic growth. The economies of Mexico and the United States-our two biggest markets-recorded actual GDP growth in 2005 of 3.0% and 3.5%, respectively, compared with growth of 4.4% and 4.2%, respectively, in 2004. Mexico's economic growth was mainly driven by the increase in oil prices. Analysts, however, continue to view the pace of growth as weak, largely due to Mexico's lack of progress on structural reforms. Over the past few years, Mexico's rate of inflation has remained low, amounting to 3.3% in 2005.

The majority of our manufacturing facilities are located in Mexico. For each of the years ended December 31, 2003, 2004 and 2005, approximately 43%, 44% and 42%, respectively, of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates on peso-denominated obligations and devaluations of the peso.

While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government's continued fiscal and monetary policy does not provide the flexibility necessary to support Mexico's economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico's economy and its industrial sector. These factors include the extent of the U.S. economic recovery and the participation of Mexico's industrial sector in that recovery; the Mexican government's approval and implementation of fiscal and other structural reforms such as the evolution of energy prices, particularly natural gas; and the political environment surrounding the presidential elections in July 2006.

Future economic developments in or affecting Mexico or the United States could adversely affect us and our ability to obtain financing.

Political events in Mexico could affect Mexican economic policy and adversely affect us.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on Mexican securities, including our securities.

Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional ("PAN"), won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional ("PRI"). Neither the PRI nor the PAN secured a majority in either house of the Mexican Congress.

Presidential and Federal Congressional elections were held in Mexico on July 2, 2006. On July 6, 2006, the Federal Electoral Institute declared that Felipe Calderon Hinojosa, the presidential candidate of the Partido de Accion Nacional party obtained 35.89% of the popular vote, while Andres Manuel Lopez Obrador, presidential candidate of the Alianza por el Bien de Todos, received 35.31% of the popular vote. According to the Federal Electoral Institute, Mexican congressional elections resulted in a divided Congress with the Partido Accion Nacional representing the largest group but failing to obtain majority control. The Alianza por el Bien de Todos challenged the presidential election at the Federal Electoral Tribunal and Mr. Lopez Obrador and other members of the Alianza por el Bien de Todos led a number of civil disobedience actions. Although the Federal Electoral Tribunal declared Mr. Calderon the definitive winner on September 5, 2006, Mr. Lopez Obrador has threatened to continue a campaign of mass protests and civil disobedience to thwart the new president's ability to govern. The uncertainty surrounding the outcome of the election could result in political, social and economic instability in Mexico that could adversely affect our business, financial condition, prospects or results of operations.

Also, once the President and the representatives are elected, there could be significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business.

Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.

Developments in other emerging market countries may adversely affect our business or the market price of our securities.

The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours. In late October 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in Asian markets. Similarly, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002. The market price of our securities could be adversely affected by future events elsewhere, especially in other emerging market countries.

If foreign currency exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which exposes investors to foreign currency exchange risk.

In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future. Any such restrictive foreign currency exchange control policy could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt.

Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.

Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the "Mexican Stock Exchange," including us, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP, including among others the treatment of minority interests, workers' profit sharing, capitalization of interest and consolidation of subsidiaries. In addition, under Mexican GAAP, the effects of inflation must be reflected in accounting records and in published financial statements. Moreover, the effects of inflation accounting under Mexican GAAP, except for the restatement of fixed assets purchased outside Mexico and the restatement of prior period financial statements as they relate to foreign subsidiaries, are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with Mexican GAAP may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP. Note 24 to our consolidated financial statements for the year ended December 31, 2005, provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Risks Relating to the Rights Offering

No prior market exists for the ADS subscription rights.

The ADS subscription rights are a new issue of securities with no established trading market and we cannot assure you that a market for the ADS subscription rights will develop or, if a market does develop, as to how liquid it will be. The ADS subscription rights are transferable until the close of business on the expiration date of this ADS rights offering, at which time they will cease to have any value.

Our CPOs and our ADSs representing CPOs generally do not have voting rights.

In accordance with our by-laws, holders of our CPOs, and therefore of our ADSs representing CPOs, are not entitled to vote at meetings of our shareholders. Pursuant to the CPO Trust, our ordinary shares underlying the CPOs (and the ADSs) will be voted by the CPO Trustee in the same manner as the majority of shareholders whose shares are not held in the CPO Trust vote their ordinary shares. A holder of CPOs or ADSs will not be entitled to attend ordinary shareholders' meetings, appoint a proxy or instruct the vote of the underlying ordinary shares of Vitro.

If you do not exercise all of your rights in this rights offering, you will suffer significant dilution of your percentage ownership of our ADSs.

To the extent that you do not exercise your rights to subscribe for new ADSs, your proportionate ownership in our company will be reduced accordingly, and the percentage that your original ADSs represents of our increased capital stock after exercise of the rights will be diluted to the extent others exercise their basic subscription rights, or             acquires ordinary shares pursuant to a financial support agreement between us and                          , dated September      , 2006, or the Backstop Agreement.

This rights offering will result in our issuance of an additional                      shares of our ordinary Series A common stock. Holders of ADS rights who do not exercise or sell their ADS subscription rights will lose any value in their ADS subscription rights.

Holders of CPOs in the United States and holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests in our company.

Under our by-laws, our ordinary shares may only be held by persons who are Mexican nationals or companies held by Mexican investors. Under applicable Mexican law, if we issue new ordinary shares for cash as part of a capital increase, we are generally required to grant our shareholders the right to purchase a sufficient number of ordinary shares to maintain their existing ownership percentage. Rights to purchase ordinary shares in these circumstances are known as preemptive rights. We may not legally allow holders of our CPOs or ADSs located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement. We cannot assure you that we will file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the United States to participate in a preemptive rights offering. As a result, the equity interest of holders of our ordinary shares in the form of ADSs would be diluted proportionately.

The protections afforded to minority shareholders in Mexico are different from those afforded to minority shareholders in the United States.

Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws concerning duties of directors are not developed, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits against directors for the benefit of companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our major shareholders than it would be for minority shareholders of a United States company.

Investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.

Vitro is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their respective assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities abased solely on the U.S. federal securities laws.

USE OF PROCEEDS

Assuming all of the new ordinary shares and ADSs are purchased in the rights offering, including any purchases by                      pursuant to the Backstop Agreement, our net proceeds from the rights offerings will be approximately Ps.                   (US$                    ).  The ADS subscription price will be payable in Mexican pesos, and the actual peso amount we receive from the subscription of new ADSs in the offering will be subject to fluctuations in exchange rates prior to the expiration date.  We will use the net proceeds from this ADS rights offering to repay certain short-term debt of our holding company and the remainder, if any, for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization under Mexican GAAP as of June 30, 2006.

  on an actual basis; and

  on an as adjusted basis to reflect the sale of our ordinary shares, including in the form of ADSs, in the rights offering.

The financial data as of June 30, 2006 in the following table is derived from our unaudited condensed consolidated financial statements as of June 30, 2006. The financial data in the following table is presented in Pesos as of June 30, 2006 and U.S. dollar amounts are translated at the Free Exchange Rate of Ps.11.2723 equal to US$1.00, reported on June 30, 2006. Since the financial information in the following table is presented in constant Mexican pesos in purchasing power as of June 30, 2006, it is not directly comparable to the financial information included elsewhere in this prospectus, which, unless otherwise indicated, is presented in constant Mexican pesos in purchasing power as of December 31, 2005. The change in the INPC for the six month period ended June 30, 2006 was 0.74%.

	As of June 30, 2006
	Actual	Actual	As Adjusted	As Adjusted
	(in millions of Ps.)	(in millions of US$)(1)	(in millions of Ps.)(2)	(in millions of US$)(1)(2)
Short-term debt:(3)
2005 Vena Secured Notes due February 2007	845	75	845	75
Vena's Unsecured Guaranteed Loan due 2007(4)	1,184	105	1,184	105
Vitro Plan Secured Working Capital Loan due March 2007	427	38	427	38
11 3/8% Vicap Notes	1,718	152	1,718	152
Other short-term debt	2,367	210	1,815	161
Total short-term debt(5)	6,541	580	5,989	531

Long-term debt:(6)
Long-term bank and other debt	1,094	97	1,094	97
Vena's Senior Secured Term Loan due 2010	1,634	145	1,634	145
Vena's 10.75% Senior Secured Guaranteed Notes due 2011	2,818	250	2,818	250
11 3/4% 2013 Notes	2,536	225	2,536	225
Total long-term debt(7)	8,082	717	8,082	717

Stockholders' equity:
Capital stock restated	7,063	627
Shortfall in restatement of capital	(21,085)	(1,871)
Retained earnings and other	19,204	1,704	19,204	1,704
Total majority interest	5,182	460	5,749	510
Minority interest in consolidated subsidiaries	2,620	232	2,620	232
Total stockholders' equity	7,802	692	8,639	742

Total capitalization	15,884	1,409	16,721	1,459

(1)   Peso amounts have been translated in U.S. dollars, solely for the convenience of the reader, at the rate of 11.2723 pesos per U.S. dollar, the Free Exchange Rate on June 30, 2006.

(2)   Reflects application of Ps.    Million (US$49 million) of net proceeds from the rights offering.  The maximum amount of fees and expenses payable under the Backstop Agreement to the backstop provider will be approximately Ps.    million (US$1 million).

(3)   Includes current maturities of long-term debt.

(4)   On August 9, 2006, VENA issued US$110 million in aggregate principal amount of short term guaranteed notes due August 9, 2007. The net proceeds were used to repay this debt.

(5)   Of the total amount of short-term debt, Ps.726 million (US$64 million) is peso-denominated, including Ps.475 million (US$42 million) denominated in UDIs, and Ps.5,546 million (US$491 million) is dollar-denominated.

(6)   Excludes current maturities of long-term debt.

(7)   Of the total amount of long-term debt, Ps.716 million (US$64 million) is peso-denominated and Ps.7,327 million (US$650 million) is dollar-denominated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Review of Consolidated Results

Net Sales

Our consolidated net sales increased 5.2% to Ps.13,104 million for the six months ended June 30, 2006 from Ps.12,457 million for the six months ended June 30, 2005. During the six months ended June 30, 2006, domestic and foreign subsidiaries' sales grew 8.7% and 12.3%, respectively year-over-year, as a result of strong volumes at the Flat Glass and Glass Containers business units.

Flat Glass Business Unit

Net sales of our Flat Glass business unit were approximately Ps.6,547 million for the six months ended June 30, 2006, an increase of 2.1% when compared to approximately Ps.6,415 million for the six months ended June 30, 2005. Domestic sales increased 22.0% year-over-year, mainly as a result of higher automotive and construction related sales. Construction related sales volume increased 35% year-over-year.

Export sales decreased 19.4% year-over-year due to lower construction-related sales, as we plan to temporarily exit this export market. Automotive sales increased 4.6% year-over-year, driven by larger sales volume due to the success of current OEM platforms. These platforms improved the product mix at the OEM line and continue to compensate for lower volumes in the AGR market. Sales from foreign subsidiaries continued an upward trend, increasing 11.0% year-over-year to US$324 million from US$292 million. Sales at Vitro America rose 4.0% as a result of increased construction-related volumes. Sales at Vitro Colombia remained flat while Vitro Cristalglass' sales rose 11.0% driven by incremental monumental contracts.

Glass Containers Business Unit

Net sales of our Glass Containers business unit increased 10.9% to approximately Ps.6,370 million for the six months ended June 30, 2006 from approximately Ps.5,746 million for the six months ended June 30, 2005. Strong volumes across most business lines continued to be the main driver behind the 7.9% increase year-over-year in domestic sales. Higher sales in the food, beer, cosmetics, fragrances and toiletries ("CFT") and soft drinks business lines compensated for lower sales at the wine and liquor segment.

Export sales grew 19.9% year-over-year due to the continued rise in sales at the CFT business line partly as a result of increased demand in the South American and European markets and larger volumes at the wine and liquor business line.

Operating Income

Our consolidated operating income increased 27.5% to Ps.879 million for the six months ended June 30, 2006 from Ps.689 million for the six months ended June 30, 2005.

Flat Glass Business Unit

Operating income of our Flat Glass business unit was approximately Ps.132 million for the six months ended June 30, 2006, a decrease of 3.4% when compared to approximately Ps.136 million for the six months ended June 30, 2005. This decrease was due to inventory reduction as a result of the temporary shutdown of the X-3 furnace. Higher volumes in domestic construction and value added automotive OEM products helped offset the decrease. Vitro America and Vitro Cristalglass also continued to generate strong operating income, with increases of 30.1% and 47.4%, respectively.

Glass Containers Business Unit

Operating income of our Glass Containers business unit increased 37% to approximately Ps.781 million for the six months ended June 30, 2006 from approximately Ps.570 million for the six months ended June 30, 2005. Growth in operating income was driven by higher sales volume, a better product mix due to unseasonably high first six month demand for glass containers and improved production efficiencies which optimized fixed cost absorption. These factors more than offset higher maintenance costs associated with the utilization of all our furnaces to meet this demand, as well as higher energy costs. Additionally, all furnaces were ignited in first quarter 2006 and last year it was done in second quarter 2005. This had a positive effect on the operating income compared with 2005.

Total Financing Cost

Our total financing cost increased 152.4% from approximately Ps.670 million for the six months ended June 30, 2005 to approximately Ps.1,691 million for the six months ended June 30, 2006. This increase was primarily due to a higher non-cash foreign-exchange loss of US$512 million during the six months ended June 30, 2006 compared to a non-cash foreign-exchange gain of Ps.307 million in the six months ended June 30, 2005. During the six months ended June 30, 2006, the Mexican peso depreciated by 6.0% compared with a 3.4% appreciation in the six months ended June 30, 2005. In addition, an increase in other financial expenses driven mainly by the negative value in derivative transactions more than offset a slight reduction in interest expense.

Other (Income) Expenses, Net

Other expenses, net decreased approximately Ps.368 million to Ps.23 million for the six months ended June 30, 2006 from Ps.391 million for the six months ended June 30, 2005 mainly due to the gain on sale of Quimica M.

Income Tax, Tax on Assets and Workers' Profit Sharing

Income tax, tax on assets and workers' profit sharing for the six months ended June 30, 2006 represented an expense of Ps.140 million compared with a benefit of Ps.515 million for the six months ended June 30, 2005. The decrease was derived mainly from a valuation allowance of Ps.188 million of a recoverable tax on assets recorded in the first quarter of 2006, which was partially offset by the tax effects of a higher foreign exchange loss in 2006. Additionally, during the second quarter of 2006, a tax net operating loss was generated by the sale of Vitrocrisa's shares, which resulted in an increase in deferred income tax.

Net loss

For the six months ended June 30, 2006, we recorded a consolidated net loss of Ps.544 million compared to a gain of Ps.144 million for the six months ended June 30, 2005. This resulted primarily from an increase in financing costs due to higher non-cash foreign exchange losses, in addition to an expense of Ps.140 million for income tax, tax on assets and workers' profit sharing for the six months ended June 30, 2006 compared to an income tax benefit of Ps.515 million for the six months ended June 30, 2005.

EXCHANGE RATE INFORMATION

The following table sets forth, for each year in the five year period ended December 31, 2005, the high, low, average and annual period-end Noon Buying Rates, all expressed in pesos per U.S. dollar, as reported by the Federal Reserve Bank of New York. No representation is made that the peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all. See "Presentation of Financial and Other Information." The rates shown below are in nominal Pesos and have not been restated in constant currency units.

	Noon Buying Rate(1)
Year ended December 31,	High	Low	Average	Period-End

2001	9.97	9.00	9.35	9.16
2002	10.43	9.00	9.75	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63

Month Ended
January 31	10.64	10.44	10.54	10.44
February 28	10.53	10.43	10.48	10.45
March 31	10.95	10.46	10.75	10.90
April 30	11.16	10.86	11.05	11.09
May 31	11.31	10.84	11.09	11.29
June 30	11.46	11.28	11.39	11.29
July 31	11.18	10.87	10.98	10.92
August 31	11.02	10.74	10.87	10.91
September (through September 21)	11.07	10.84	10.97	10.99

Source: The Federal Reserve Bank of New York.

(1)  Rates shown are the actual low and high, on a day-by-day basis for each period.

(2)  Average of month-end rates.

On September 21, 2006, the Noon Buying Rate for pesos reported by The Federal Reserve Bank of New York was Ps.10.9905 to US$1.00.  On September 21, 2006, the Banco de Mexico UDI conversion rate was Ps.3.708818 to UDI 1.00.

Except during a liquidity crisis lasting from September through December 1982, Banco de Mexico has consistently made foreign currency available to Mexican private sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, it is possible that foreign currency will not continue to be available to private sector companies or that foreign currency that we may need to service foreign currency obligations or to import goods will not be available for purchase in the open market without substantial additional cost.

MARKET INFORMATION

Our ordinary shares are listed on the Mexican Stock Exchange under the ticker symbol "VITROA".  ADSs representing ordinary shares are listed on the NYSE under the ticker symbol "VTO".  Each of the ADSs represents three CPOs, each of which in turn, represents a financial interest in one ordinary share of our company.  The ADSs commenced trading on the NYSE on November 19, 1991.

The table below sets forth, for the periods indicated, the reported high and low closing prices of our ordinary shares on the Mexican Stock Exchange and the high and low closing prices of our ADSs on the New York Stock Exchange.

Period	Ordinary shares		ADSs
	High	Low	High	Low
	(Nominal Pesos)		(US$)
2001	11.30	6.96	3.50	2.14
2002	14.09	6.47	4.54	2.08
2003	11.63	7.03	3.10	2.00
2004
First Quarter	14.66	11.06	4.02	2.90
Second Quarter	14.15	11.50	3.76	2.92
Third Quarter	11.45	9.75	3.02	2.47
Fourth Quarter	12.90	10.06	3.38	2.60
2005
First Quarter	12.93	9.01	3.45	2.40
Second Quarter	9.90	7.33	2.63	2.07
Third Quarter	14.07	7.90	3.88	2.23
Fourth Quarter	14.58	9.83	4.08	2.71
2006
January	14.55	12.96	4.06	3.63
February	13.30	11.66	3.75	3.32
March	11.88	9.90	3.34	2.71
April	11.32	10.37	3.10	2.77
May	11.19	8.93	3.10	2.40
June	9.82	8.35	2.62	2.19
July	10.86	9.33	2.95	2.51
August	12.94	10.52	3.54	2.94
September (through September 20, 2006)	13.62	12.30	3.70	3.42

_____________________________________

Source: Mexican Stock Exchange and The Bank of New York.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

We prepared the following unaudited pro forma consolidated balance sheet as of December 31, 2005 and unaudited pro forma consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 to illustrate the estimated effects on our consolidated results of operations and financial position for the disposal of our 51% ownership in Vitrocrisa, which we sold on June 16, 2006. Vitro utilized the cash proceeds received from the sale of Vitrocrisa to pay down existing debt.

The unaudited pro forma financial information was prepared in accordance with Mexican GAAP. As the sale was not fully reflected in our historical U.S. GAAP financial statements for the year ended December 31, 2005, a reconciliation of unaudited pro forma majority income from continuing operations and unaudited pro forma stockholders' equity to U.S. GAAP is provided below in addition to the notes for each unaudited pro forma Mexican GAAP balance sheet and statement of operations presented. The unaudited pro forma balance sheet has been prepared assuming the transaction was consummated as of the balance sheet date. The unaudited pro forma statements of operations have been prepared assuming the transaction had occurred at the beginning of the fiscal year presented. In addition, pro forma adjustments related to the repayment of debt have been included in the unaudited pro forma financial information.

We have prepared the unaudited pro forma financial information for information purposes only. It does not purport to indicate the results of operations that would actually have occurred had the transaction taken place on the date indicated or which may be expected to be achieved in the future.

The following unaudited pro forma financial information should be read in conjunction with Note 24 to our audited consolidated financial statements contained in our 2005 Form 20-F, which is incorporated by reference in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
MEXICAN GAAP

(Millions of constant Mexican pesos as of December 31, 2005)

	2005		2005					2005
	Vitro As reported		Vitrocrisa(1)		Pro forma Adjustments			Vitro Pro Forma
Assets
Cash and cash equivalents	Ps.	1,318	Ps.		Ps.	10	(a)	Ps.	1,328
Trade receivables, net		1,206							1,206
Retained undivided interests in securitized receivables		794							794
Other receivables		1,376				85	(b)		1,461
Inventories		3,833							3,833
Land and buildings held for sale		411							411
Current assets of discontinued operations		743		(743)					—

Current assets		9,681		(743)		95			9,033

Land and buildings		8,432				40	(c)		8,472
Machinery and equipment		7,357				(35	)(c)		7,322
Construction in progress		580							580
Goodwill		592							592
Intangible employee retirement obligations asset		425							425
Deferred taxes		896				(10	)(d)		886
Other assets		972				297	(b)		1,269
Non-current assets of discontinued operations		1,128		(1,128)					—

Long-term assets		20,382		(1,128)		292			19,546

Total assets	Ps.	30,063	Ps.	(1,871)	Ps.	387		Ps.	28,579

Liabilities
Short-term borrowings	Ps.	1,182	Ps.					Ps.	1,182
Current portion of long-term debt		2,345			Ps.	(596	)(e)		1,749
Trade payables		1,842							1,842
Tax liabilities		151							151
Accrued expenses		1,032							1,032
Other current liabilities		1,355							1,355
Current liabilities of discontinued operations		346		(346)					—

Current liabilities		8,253		(346)		(596)			7,311

Long-term debt		11,182				(170	)(e)		11,012
Employee retirement obligations and other long-term liabilities		1,361				287	(f)		1,648
Long-term liabilities of discontinued operations		949		(949)					—

Long-term liabilities		13,492		(949)		117			12,660

Total liabilities	Ps.	21,745	Ps.	(1,295)	Ps.	(479)		Ps.	19,971

Stockholders' Equity
Total majority interest	Ps.	5,488	Ps.	(294)	Ps.	720	(g)	Ps.	5,914
Minority interest in consolidated subsidiaries		2,830		(282)		146	(b)		2,694

Total stockholders' equity		8,318		(576)		866			8,608

Total liabilities and stockholders' equity	Ps.	30,063	Ps.	(1,871)	Ps.	387		Ps.	28,579

(1) Vitrocrisa was presented as a discontinued operation as of December 31, 2005 for Mexican GAAP purposes.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
Mexican GAAP

(Millions of constant Mexican pesos as of December 31, 2005)

	2003		2003				2003
	Vitro As reported		Vitrocrisa(1)	Pro forma Adjustments			Vitro Pro Forma
Net sales	Ps.	24,112					Ps.	24,112
Cost of sales		17,218						17,218

Gross profit		6,894						6,894
Selling, general, administrative expenses		5,117						5,117

Operating income		1,777						1,777
Total financing cost		2,064		Ps.	(60	)(h)		2,004

Loss after financing cost		(287)			60			(227)
Other expenses, net		150						150

Loss from continuing operations before income taxes and workers' profit sharing		(437)			60			(377)
Income tax expense (benefit)		35			17	(i)		52
Workers' profit sharing		41						41

Loss from continuing operations	Ps.	(513)		Ps.	43		Ps.	(470)

Net minority income from continuing operations	Ps.	165					Ps.	165
Net majority loss from continuing operations		(678)		Ps.	43			(635)

Loss from continuing operations	Ps.	(513)		Ps.	43		Ps.	(470)

Minority income from continuing operations per common share	Ps.	0.60					Ps.	0.60
Majority loss from continuing operations per common share	Ps.	(2.46)					Ps.	(2.30)

	2004		2004				2004
	Vitro As reported		Vitrocrisa(1)	Pro forma Adjustments			Vitro Pro Forma
Net sales	Ps.	24,018					Ps.	24,018
Cost of sales		17,392						17,392

Gross profit		6,626						6,626
Selling, general, administrative expenses		5,139						5,139

Operating income		1,487						1,487
Total financing cost		1,401		Ps.	(10	)(h)		1,391

Income after financing cost		86			10			96
Other expenses, net		138						138

Loss from continuing operations before income taxes and workers' profit sharing		(52)			10			(42)
Income tax benefit		(9)			3	(i)		(6)
Workers' profit sharing		119						119

Loss from continuing operations	Ps.	(162)		Ps.	7		Ps.	(155)

Net minority income from continuing operations	Ps.	179					Ps.	179
Net majority loss from continuing operations		(341)		Ps.	7			(334)

Loss from continuing operations	Ps.	(162)		Ps.	7		Ps.	(155)

Minority income from continuing operations per common share	Ps.	0.66					Ps.	0.66
Majority loss from continuing operations per common share	Ps.	(1.25)					Ps.	(1.23)

	2005		2005				2005
	Vitro As reported		Vitrocrisa(1)	Pro forma Adjustments			Vitro Pro Forma
Net sales	Ps.	24,150		Ps.			Ps.	24,150
Cost of sales		17,449						17,449

Gross profit		6,701						6,701
Selling, general, administrative expenses		5,039						5,039

Operating income		1,662						1,662
Total financing cost		1,382			2(h	)		1,384

Income after financing cost		280			(2)			278
Other expenses, net		400						400

Loss from continuing operations before income taxes and workers' profit sharing		(120)			(2)			(122)
Income tax benefit		(483)			(1	)(i)		(484)
Workers' profit sharing		47						47

Income from continuing operations	Ps.	316		Ps.	(1)		Ps.	315

Net minority income from continuing operations	Ps.	164					Ps.	164
Net majority income from continuing operations		152		Ps.	(1)			151

Net income from continuing operations	Ps.	316		Ps.	(1)		Ps.	315

Minority income from continuing operations per common share	Ps.	0.60					Ps.	0.60
Majority income from continuing operations per common share	Ps.	0.56					Ps.	0.55

(1)   Vitrocrisa was presented as a discontinued operation as of December 31, 2005 for Mexican GAAP purposes.

Note 1. Disposal of Vitrocrisa

On June 16, 2006 Vitro, S.A. de C.V. sold its 51% equity ownership interest in Vitrocrisa to Libbey Inc. for US$80 million in cash (Ps.851 million). Libbey is now the sole owner of this joint venture which was formed by the two companies in 1997.

The net proceeds of this divestiture represents US$119 million which are comprised of US$80 million from the equity sale plus approximately US$28 million of intercompany receivables due to Vitro and US$11 million of intercompany debt owed by Vitrocrisa to Vitro. Vitrocrisa's total liabilities will be transferred to Libbey, including outstanding bank debt of US$62 million.

With annual sales of US$192 million in 2005, Vitrocrisa manufactures and distributes glassware for the retail, food service, and industrial segments of the glassware industry.

Vitro utilized the cash proceeds received from the sale of Vitrocrisa to pay down existing debt.

Note 2. Pro Forma Financial Information

The columns presented in the unaudited pro forma consolidated balance sheet and statements of operations represent the following:

Vitro Balance Sheet

This column reflects the audited consolidated balance sheet of Vitro for the year ended December 31, 2005 contained in our 2005 Form 20-F, which is incorporated by reference in this prospectus.

Vitrocrisa Balance Sheet

This column reflects the elimination of the effects of Vitrocrisa, which was previously presented as a discontinued operations in the audited consolidated balance sheet of Vitro under Mexican GAAP for the year ended December 31, 2005 contained in our 2005 Form 20-F, which is incorporated by reference in this prospectus.

Vitro Consolidated Statements of Operations

This column reflects the historical audited consolidated statements of operations of Vitro for the year ended December 31, 2005, 2004 and 2003 contained in our 2005 Form 20-F, which is incorporated by reference in this prospectus.

Vitrocrisa Statements of Operations

Vitrocrisa was reflected as a discontinued operation in our historical audited consolidated statements of operations of Vitro under Mexican GAAP for the years ended December 31, 2005, 2004 and 2003 contained in our 2005 Form 20-F, which is incorporated by reference in this prospectus. As the statements of operations are only presented through income (loss) from continuing operations, the information related to Vitrocrisa's statements of operations has already been eliminated in the historical audited consolidated statements of operations.

Pro Forma Adjustments

This column reflects the pro forma adjustments, which are as follows:

a)    This amount reflects the amount of cash originated by the sale of Vitrocrisa, which was calculated as follows:

Cash proceeds	Ps	. 851
Plus dividend received from Vitrocrisa		10
Less payment of debt—See d)		(766)
Less funds held in escrow—See b)		(85)

Total pro forma adjustment	Ps.	10

b)    These amounts reflect short-term net intercompany payables owed by Vitrocrisa to Vitro and subsidiaries of approximately US$8 million (Ps.85 million), which are payable to Vitro and subsidiaries on August 15, 2006 and approximately US$19.9 million (Ps.212 million) of long-term net intercompany payables due on January 15, 2008. Long-term other assets are also comprised of Ps.85 million related to funds to be held in escrow until 2007 (totaling Ps.297 million).

This transaction resulted in a minority interest effect of Ps.146 million, as the historical consolidated financial statements had previously eliminated these intercompany transactions. The pro forma adjustments related to such intercompany balances were treated as if the transaction had occurred with an unrelated third party as Vitro will no longer have a continuing involvement in the operations of Vitrocrisa. The resulting effect was calculated as follows:

Short-term net intercompany payable	Ps.	85
Long-term net intercompany payable		212

		297

Percent of minority interest		49%

Total pro forma adjustment	Ps.	146

c)    This amount reflects property owned by Vitrocrisa which was transferred to Vitro (land and buildings of Ps.40 million) on which two of Vitrocrisa's manufacturing facilities were located. Vitrocrisa retain the right to occupy these facilities for up to three years. Concurrently, Vitro transferred to Vitrocrisa the ownership of the land on which a leased distribution center is located, along with racks and conveyors that Vitrocrisa leased from an affiliate of Vitro (Ps.35 million).

d)     This amount reflects the effect of deferred income taxes related to the pro forma adjustments as follows:

Effect of deferred tax on monetary gain	Ps.	8
Effect of deferred tax on exchange loss		12
Dividend received from Vitrocrisa		(10)

Total pro forma adjustment	Ps.	10

e)    This amount reflects the repayment of debt (specifically for Vitro and subsidiaries' syndicated loan) as if the transaction had occurred on December 31, 2005. The repayment was first applied to the current portion of long-term debt amounting to Ps.596 million with the remainder being applied to long-term debt of Ps.170 million.

f)     This amount reflects the labor liability assumed by Vitro and subsidiaries (estimated to be approximately US$27 million (Ps.287 million)) related to employees of Vitrocrisa who had retired as of the closing date of the transaction.

g)    This amount reflects the stockholders' equity effect related to the gain on disposal of Vitrocrisa as follows:

Cash proceeds—See a)	Ps.	851
Less Vitrocrisa majority stockholders´ equity (1)		(143)
Less pension liabilities assumed—See f)		(287)
Plus gain on transfer of fixed assets—See c)		5

Total gain on disposal of discontinued operations		426

Plus majority interest—previously eliminated in the Vitrocrisa column		294

Total	Ps.	720

(1) Vitrocrisa majority stockholders' equity, including transactions with Vitrocrisa which were previously eliminated in consolidation:

Total Vitrocrisa stockholders' equity	Ps.	576
Less intercompany transactions—See b)		(297)

Pro forma Vitrocrisa stockholders' equity		279
Percent of majority interest		51%

Total Vitrocrisa majority stockholders' equity	Ps.	143

h)    This amount reflects the reduction in interest expense related to the repayment of debt described in e) above as well as the related exchange loss and monetary gain.

	2003		2004		2005
Reduction of interest expense	Ps.	(26)	Ps.	(59)	Ps.	(66)
Exchange (loss) gain		(64)		7		41
Monetary gain		30		42		27

Total pro forma adjustment	Ps.	(60)	Ps.	(10)	Ps.	2

i)     This amount reflects the tax effect related to the reduction in interest expense as well as the related exchange (loss) gain and monetary gain due to the repayment of debt described in h) and e) above.

Vitro Pro forma

This column is the sum of the previous columns and reflects the results of Vitro as if the transaction had been consummated as of December 31, 2005 for the pro forma balance sheet and as of the beginning of the fiscal year presented for the years ended December 31, 2003, 2004 and 2005.

Note 3. Reconciliation from Mexican GAAP to U.S. GAAP

Our unaudited pro forma information was prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. A detailed description of the reconciling items and a reconciliation of net income and stockholders' equity from Mexican GAAP to U.S. GAAP are included in Note 24 to our consolidated financial statements for the year ended December 31, 2005 contained in our 2005 Form 20-F, which is incorporated by reference in this prospectus.

A reconciliation of unaudited pro forma majority income from continuing operations and stockholders' equity on the basis of Mexican GAAP to U.S. GAAP are presented below:

	2003		2004		2005
Reconciliation of Income From Continuing Operations:
Pro forma majority income (loss) from continuing operations under Mexican GAAP	Ps.	(635)	Ps.	(334)	Ps.	151

U.S. GAAP adjustments:
Deferred income tax		(87)		43		238
Reduction of amortization expense related to negative goodwill		27		24		104
Depreciation of the effect of applying the Fifth Amendment to Bulletin B-10		(188)		(186)		(174)
Workers' profit sharing		39		42		41
Capitalized interest		—		54		52
Additional amortization of capitalized interest		(8)		(8)		(26)
Fair value of derivative financial instruments		32		(5)		—
Monetary gain of deferred income tax and workers' profit sharing		31		37		25
Effect of applying Bulletin B-15		22		14		—
Goodwill amortization and impairment, net		18		51		—
Termination benefits		6		7		36
Impairment of long-lived assets		—		11		(78)
Effect on disposal of discontinued operations		(12)		24		4
Effect of the above adjustments on net income of minority interest		(8)		(45)		(48)

Total U.S. GAAP adjustments		(128)		63		174

Pro forma income (loss) from continuing operations under U.S. GAAP	Ps.	(763)	Ps.	(271)	Ps.	325

2005
Reconciliation of Stockholders' Equity:
Total stockholders' equity reported under Mexican GAAP	Ps. 8,608
Less minority interest included as stockholders' equity under Mexican GAAP	(2,694)

Majority stockholders' equity under Mexican GAAP	5,914
U.S. GAAP adjustments:
Deferred income taxes:
Effect on retained earnings	21
Effect on excess (shortfall) in restatement of capital	(560)
Reversal of negative goodwill	(5,077)
Reversal of the accumulated amortization related to negative goodwill	5,049
Workers' profit sharing	84
Capitalized interest	160
Goodwill amortization and impairment	115
Effect of applying the Fifth Amendment to Bulletin B-10	254
Termination benefits	(128)
Impairment of long-lived assets	(67)
Effect on disposal of discontinued operations	(30)
Discontinued operations	4
Effect of the above adjustments on minority interest	(200)

Total U.S. GAAP adjustments	(375)

Total stockholders' equity under U.S. GAAP	Ps.5,539

THE ADS RIGHTS OFFERING

General Information

We are offering rights to subscribe for                     newly issued ordinary shares of our Series "A" common stock, or ordinary shares to holders of our ordinary shares in Mexico and elsewhere outside Mexico, including                        ordinary shares which will be issued and represented by CPOs in the form of ADSs, in a rights offering in accordance with Mexican law and the resolution of the shareholders meeting of Vitro held on September        , 2006, to holders of our ADSs.  This prospectus relates only to the ADS rights offering we are making to holders of our ADSs.  The ordinary share rights are not being offered in the United States.  Under our by-laws, our ordinary shares may only be held by persons who are Mexican nationals or companies held by Mexican investors.

The purpose of the rights offering is to permit holders of ordinary shares, including in the form of ADSs, to subscribe for additional ordinary shares and ADSs on a proportionate basis at the same purchase price of Ps.                 (US$            ) per ordinary share and Ps.             (US$            ) per new ADS.

If you are a holder of ADSs as of 5:00 p.m. New York City time on September 29, 2006, which is the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs.  You will receive one ADS right to purchase 0.              new ADSs for every ADS held.  The ADS rights will be transferable and are expected to trade on the New York Stock Exchange.  One ADS right will entitle you to purchase 0.          new ADSs at a subscription price of Ps.               per ADS, payable in U.S. dollars.  Each ADS represents three Ordinary Participation Certificates, or CPOs, which each represent a financial interest in one ordinary share.  In order to exercise your ADS rights, you must pay the ADS rights agent a deposit amount of US$               per ADS, which is three times the ordinary share subscription price of Ps.              (US$             ), translated into U.S. dollars at the effective official exchange rate for transactions published in the Diario Oficial de la Federacion (The Official Gazette of Mexico) on September     , 2006, plus an additional 10% of that amount, which represents an allowance for potential fluctuations in the exchange rate between the Mexican peso and the U.S. dollar, currency conversion expenses and the payment of ADS issuance fees to the depositary of US$0.05 per new ADS.  Any excess in the deposit amount paid by you will be returned to you without interest.  You will bear the risk of exchange rate fluctuations between the U.S. dollar and the Mexican peso relating to the exercise of your ADS rights.  If the amount of the ADS subscription payment in U.S. dollars you made to the ADS rights agent is more than the subscription price plus conversion expenses and ADS issuance fees, the ADS rights agent will pay you the excess without interest.

The Bank of New York, the depositary for the ADSs, will act as ADS rights agent in respect of the ADS rights offered hereby. The ADS right agent will send to each record holder of ADSs on the record date a certificate evidencing ADS rights, together with this prospectus and a letter of instructions for exercising ADS rights.

ADS rights that are not exercised in time will expire.

     will acquire up to a maximum of 58% of the aggregate amount of the new ordinary shares that are not subscribed in the rights offering (including the ADS rights offering) pursuant to the Backstop Agreement.

Ordinary shareholders and ADS holders generally will be treated alike in the rights offering, except that:

  Under our by-laws, our ordinary shares may only be held by persons who are Mexican citizens.

  The timing of certain actions and periods will differ for holders of ADS rights and for holders of ordinary share rights. In particular, the last date for exercise and payment is earlier for holders of ADS rights.

  Holders of ordinary share rights must pay the subscription price in pesos, while holders of ADS rights must pay a deposit amount in U.S. dollars under an arrangement with the ADS rights agent. The deposit amount includes an allowance for potential fluctuations in the exchange rate between the Mexican peso and the U.S. dollar, currency conversion expenses and the payment of ADS issuance fees of the depositary.

  The procedures for exercising ADS rights and information about the purchase and sale of such rights are summarized below.

Offering to ADS Holders

Summary Timetable

The summary timetable below lists some important dates relating to the ADS rights offering:

ADS record date - date for determining holders of ADSs receiving ADS rights	September 29, 2006
ADS rights commencement date - beginning of period during which ADS rights holders can subscribe for new ADSs	October , 2006
Trading of ADS rights on a "regular way" basis expected to begin on the New York Stock Exchange	October , 2006
Trading of ADS rights ends on the New York Stock Exchange	October , 2006
ADS rights expiration date - end of period during which ADS rights holders can subscribe for new ADSs, 5:00 p.m. New York City time	October , 2006
Guaranteed Delivery Date	October , 2006
Settlement date - ADS rights agent converts U.S. dollars into pesos to pay the subscription price for ADSs purchased in the ADS rights offering	October , 2006
purchases unsubscribed ADSs, if any, up to agreed-upon limit	October , 2006
ADRs evidencing new ADSs expected to be delivered as soon as practicable after	October , 2006

The following is a summary of the important provisions of the rights agency agreement between us and The Bank of New York, as ADS rights agent, pursuant to which you will receive the ADS rights. For a complete description of the ADS rights offering, you should read the rights agency agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

ADS Record Date

The record date for determining the holders of ADSs entitled to ADS rights is September 29, 2006. Only holders of record of ADSs as of 5:00 p.m. New York City time on the ADS record date will be entitled to receive ADS rights.

ADS Rights to Subscribe

If you hold ADSs on the ADS record date, you will receive transferable ADS rights evidencing the right to subscribe for new ADSs. You will receive         ADS rights for every ADS you hold on the ADS record date. One ADS right will entitle you to purchase 0.        new ADSs at the ADS subscription price. However, you must pay the deposit amount described below under "- ADS Subscription Price." You will only receive a whole number of ADS rights.  ADS rights may be exercised only with respect to a whole number of ADSs  Fractional ADSs will not be issued, and all entitlements to ADSs will be rounded down to the nearest whole number.  If you do not exercise your right to subscribe for new ADSs prior to the expiration date within the ADS rights exercise period, your right to subscribe for new ADSs will expire and you will have no further rights.

You may subscribe for all or a portion of the ADSs to which the ADS rights you receive entitle you, but you may only subscribe for a whole number of new ADSs. You will not receive any fractional new ADSs.

ADS Rights Exercise Period

ADS rights may be exercised during the period from 9:00 a.m. New York City time on October    , 2006 through 5:00 p.m. New York City time on October         , 2006, which is the ADS rights expiration date. If you do not exercise your ADS rights within the ADS rights exercise period, your ADS rights will expire and you will have no further rights.

ADS Rights Certificates

ADS rights will be evidenced by ADS rights certificates. The ADS rights certificates will initially represent the number of ADS rights corresponding to the number of ADSs registered in the name of the holder to whom such ADS rights certificate is issued, with one ADS right being issued for every ADS held. The ADS rights agent will mail the ADS rights certificates together with a letter of instructions and this prospectus on or about October    , 2006 to all holders of record of ADSs.

The ADSs rights will be transferable and are expected to trade on the New York Stock Exchange. If you transfer or sell your ADS rights, you will have no further rights to purchase new ADSs in the ADS rights offering with respect to the ADS rights transferred or sold.

ADS Rights Agent

The Bank of New York, which is the depositary for the ADSs under our deposit agreement, is acting as the ADS rights agent to accept the exercise of the ADS rights for the subscription for the new ADSs offered hereby.

ADS Subscription Price

Each ADS represents three CPOs, which each represent a financial interest in one ordinary share. The ADS subscription price is Ps.         (US$              ) per ADS, which is three times the subscription price per ordinary share reflecting the ratio of three CPOs, each representing a financial interest in one ordinary share, per ADS. You must pay the ADS subscription price in U.S. dollars.

In order to exercise your ADS rights, you must pay the ADS rights agent a deposit amount of US$      per ADS, which is three times the ordinary share subscription price of Ps.       (US$             ), translated into U.S. dollars at the effective official exchange rate for transactions published in the Diario Oficial de la Federacion (The Official Gazette of Mexico) on     , 2006, plus an additional 10% of that amount, which represents an allowance for potential fluctuations in the exchange rate between the Mexican peso and the U.S. dollar, currency conversion expenses and the payment of ADS issuance fees to the depositary of US$0.05 per new ADS. Any excess in the deposit amount paid by you will be returned to you without interest. You will bear the risk of exchange rate fluctuations between the U.S. dollar and the Mexican peso relating to the exercise of your ADS rights.

The ADS rights agent will make the conversion from U.S. dollars into pesos on or about October , 2006 to pay the subscription price for new ADSs for which your rights entitle you to subscribe in the initial ADS rights exercise period at any commercially reasonable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting conversion expenses and ADS issuance fees, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest.

The ADS rights agent will deduct from each subscribing holder's deposit amount the amount of ADS issuance fees payable to the depositary in respect of new ADSs being subscribed and conversion expenses. The ADS issuance fees are US$0.05 per new ADS issued.

If your deposit amount is insufficient to pay the actual ADS subscription price in pesos plus ADS issuance fees and conversion expenses in respect of the number of new ADSs you are subscribing for, the ADS rights agent will pay the deficiency to us on your behalf to the extent the deficiency does not exceed 20% of your payment. You will then have to pay promptly the amount of the difference, including expenses, and will not receive any new ADSs you subscribed for until the ADS rights agent receives your payment. If you do not pay the amount of the deficiency financed by the ADS rights agent by October      , 2006, the ADS rights agent may sell enough of your new ADSs to cover the amount of the deficiency. The ADS rights agent would then send you promptly a new ADR representing the remaining new ADSs and a check in the amount of any excess proceeds from the sale, net of ADS issuance fees, conversion expenses and sales commissions. If, however, the amount of excess proceeds from the sale of your new ADSs is less than US$5.00, the ADSs rights agent will, after deductions for ADS issuance fees, conversion expenses and sales commissions, aggregate it and pay it to us.

If the amount of any deficiency in your deposit amount exceeds 20% of the amount of your payment, then you will receive fewer ADSs than you were entitled to purchase unless you deliver to the ADS rights agent sufficient funds to cover the deficiency prior to the relevant deadline for subscription in the share rights offering. See "- Offering to Holders of Ordinary Shares."

ADS Subscription Procedures

The exercise of ADS rights is irrevocable and may not be canceled or modified. You may exercise your ADS rights as follows:

Subscription by DTC Participants. If you hold ADS rights through The Depository Trust Company (DTC), you can exercise your ADS rights by delivering completed subscription instructions for new ADSs through DTC's PSOP Function on the "agent subscriptions over PTS" procedure and instructing DTC to charge your applicable DTC account for the deposit amount for the new ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the deposit amount for the new ADSs by the ADS rights expiration date.

Subscription by Registered ADS Holders. If you are a registered holder of ADSs, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed ADS rights certificate and paying in full the deposit amount for the new ADSs. You may make such payment by certified check, bank draft drawn upon a U.S. bank or postal or express money order payable to "The Bank of New York," as ADS rights agent.

The properly completed ADS rights certificate and payment should be delivered to:

By hand or overnight courier:	By mail:
The Bank of New York Tender and Exchange Department 101 Barclay Street Receive & Deliver, 1E New York, New York 10286	The Bank of New York Tender and Exchange Department P.O. Box 11248 Church Street Station New York, New York 10286-1248

For additional information, contact:

The Bank of New York
by telephone (800-507-9357) or
by fax (212-815-6433)

The ADS rights agent must receive the ADS rights certificates and payment of the deposit amount on or before the ADS rights expiration date. Deposit in the mail will not constitute delivery to the ADS rights agent. The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted ADS rights certificate.

Subscription by Beneficial Owners. If you are a beneficial owner of ADSs and wish to subscribe for new ADSs but are neither a registered holder of ADSs nor a DTC participant, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise and to arrange for payment of the deposit amount in U.S. dollars.

The ADS rights agent will determine all questions about the timeliness, validity, form and eligibility of exercising ADS rights. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. ADS rights certificates will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent has to notify you of any defect or irregularity in submitting ADS rights certificates. We and the ADS rights agent will not incur any liability for failing to do so.

You will elect the method of delivering ADS rights certificates and notices of guaranteed delivery and paying the subscription price to the ADS rights agent, and you will bear any risk associated with it. If you send ADS rights certificates, notices of guaranteed delivery or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent and clearance of payment before the appropriate time.

Information Agent. For additional information regarding the ADS rights offering and the procedures for exercising ADS rights, contact our information agent, Morrow & Co., Inc.:

Morrow & Co., Inc.

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

Guaranteed Delivery Procedures

If you desire to subscribe but time will not permit your ADS rights certificates to reach the ADS rights agent before the time the ADS rights expire, you may still subscribe if, at or before the ADS rights expiration date, the ADS rights agent has received a properly completed and signed notice of guaranteed delivery, substantially in the form provided with the instructions distributed with the ADS rights certificates, from a financial institution that is a member of the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) or the New York Stock Exchange Inc. Medallion Signature Program (MSP). These institutions are commonly referred to as eligible institutions. Most banks, savings and loan associations and brokerage houses are participants in these programs and therefore are eligible institutions. The ADS rights agent must also receive payment in full of the deposit amount on or before the ADS rights expiration date. The notice of guaranteed delivery must state your name and the number of new ADSs you are subscribing for and must irrevocably guarantee that the ADS rights certificate will be:

  properly completed and signed; and

  delivered by one of those financial institutions to the ADS rights agent before 5:00 p.m. New York City time on October         , 2006.

The notice of guaranteed delivery may be delivered by hand, by facsimile or by mail to the ADS rights agent. If you hold your ADS rights through DTC, your DTC participant must deliver the notice of guaranteed delivery to the ADS rights agent through DTC's confirmation system. If the financial institution fails to deliver a properly completed and signed ADS rights certificate before October         , 2006, the ADS rights agent will refund to you the total deposit amount you paid to the ADS rights agent, without interest, after deducting any loss and expenses it incurred from the failed guaranteed delivery.

Purchase and Sale of ADS Rights

You may exercise, sell or transfer your ADS rights to others. You may buy or sell your ADS rights through banks or brokers. We expect that trading in ADS rights on the New York Stock Exchange will commence on a "when-issued" basis on October    , 2006 and on a "regular way" basis on October    , 2006, and we expect that trading in ADS rights on the New York Stock Exchange will cease at the close of business on October    , 2006.

If you wish to purchase additional ADS rights, you may wish to contact your broker. If you wish to sell or transfer ADS rights, you will need to complete the applicable form on the back of the ADS rights certificate, with any required signature guarantees, and deliver it to your commercial bank or broker, if the commercial bank or broker is making the sale, or directly to a third-party transferee.

ADR Issuance Fee

Subscribing holders will be charged an ADS issuance fee of US$0.05 per new ADS issued, payable to the depositary. The ADS rights agent will deduct the ADS issuance fee from the deposit amount in respect of each subscription at the time it makes the relevant subscription payment in Mexico.

Delivery of ADSs

The depositary will issue and deliver new ADSs purchased pursuant to the ADS rights offering as soon as practicable after the receipt of the ordinary shares by the depositary's custodian. You will not receive the new ADSs you subscribed for when you exercised your ADS rights until the ADS rights agent has received any shortfall you may owe from payment of the deposit amount. New ADSs will rank equally in all respects with existing ADSs.

BACKSTOP AGREEMENT

The following is a summary of the important provisions of the financial support agreement between us and      , dated September      , 2006, or the Backstop Agreement. Subject to the terms and conditions in the Backstop Agreement,      has agreed to subscribe and purchase for its own account up to a maximum of 58% of the aggregate amount of the offering of the new ordinary shares that are not subscribed for in this ordinary share rights offering, on the first business day following the termination of the ordinary share rights exercise period. For a complete description of the terms and conditions of the Backstop Agreement, you should read the form of Backstop Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Conditions

     's obligation to subscribe for and purchase ordinary shares as described above is subject to the satisfaction of certain conditions, including (i) delivery of certificates representing the ordinary shares to be acquired by      on the subscription date, (ii) payment of the applicable fees to      and (iii) the absence of any of the events of termination described below.

Events of Termination

The Backstop Agreement, and      's obligation to purchase ordinary shares under the Backstop Agreement, shall terminate (except as to indemnification and payment of expenses) if:

  the subscription and purchase of the ordinary shares pursuant to the Backstop Agreement is prohibited by law or order of any competent authority;

  the registration of our ordinary shares in the National Registry of Securities (Registro Nacional de Valores) is canceled;

  we fail to deliver to           , through Indeval, certificates representing the ordinary shares to be subscribed by           ;

  the initiation of proceedings for a concurso mercantil, or petition for the bankruptcy, liquidation or dissolution of Vitro, or the initiation of proceedings for a concurso mercantil, or petition for the bankruptcy, liquidation or dissolution of any subsidiary of ours that would significantly affect our financial condition, or the initiation of any judicial action against us or any of our subsidiaries that would impede our normal operations or the fulfillment of our material financial obligations and which has a material adverse effect upon our consolidated financial condition; or

  any substantial adverse change to our consolidated financial situation occurs of which          was not aware based on the information provided to        by Vitro in connection with the execution of the Backstop Agreement.

                  may waive any of the foregoing events of termination upon written notice to us.

TAXATION

General

The following summary contains a description of the material U.S. and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs and CPOs by certain non-Mexican resident holders.

This summary is based upon federal tax laws of the United States and Mexico as in effect on the date of this prospectus, including the provisions of the income tax treaty between the United States and Mexico, which we refer to in this prospectus as the Tax Treaty, all of which are subject to change. This summary does not purport to be a comprehensive description of all the U.S. or Mexican federal income tax considerations that may be relevant to a decision to purchase, hold or dispose of our ADSs or CPOs. The summary does not address any tax consequences under the laws of any state, municipality or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of ADSs or CPOs should consult their own tax advisers as to the Mexican and U.S. tax consequences of the purchase, ownership and disposition of ADSs or CPOs, including, in particular, the effect of any foreign (non-Mexican and non-U.S.), state or local tax laws.

U.S. Federal Income Tax Considerations

For purposes of this description of the U.S. federal income tax consequences, holders of ADSs or CPOs who are citizens or residents of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ADSs or CPOs are referred to as U.S. holders. This description does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase the ADSs. In particular, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or CPOs or investors who hold the ADSs or CPOs as part of a hedge, straddle, conversion or integrated transaction or investors who have a "functional currency" other than the U.S. dollar. This summary deals only with U.S. holders that will hold the ADSs or CPOs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares of our company.

Ownership of ADSs

In general, for U.S. federal income tax purposes, U.S. holders of ADSs or CPOs will be treated as the owners of the deposited securities underlying the ADSs.

Taxation of Cash and Stock Distributions

To the extent that distributions paid by us with respect to the underlying shares do not exceed our earnings and profits ("E&P"), as calculated for U.S. federal income tax purposes, such distributions will be taxed as dividends. To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax−free return of capital by both individual and corporate U.S. holders to the extent of each such U.S. holder's basis in our ADSs or CPOs they hold, and will reduce such U.S. holder's basis in such ADSs or CPOs on a dollar−for−dollar basis (thereby increasing any gain or decreasing any loss on a disposition of such ADSs or CPOs). To the extent that the distributions exceed the U.S. holders' basis in our ADSs or CPOs they hold, each such individual or corporate U.S. holder will be taxed as having recognized gain on the sale or disposition of such ADSs or CPOs. See "−Taxation of Sale or Other Disposition."

The gross amount of any dividends paid with respect to the ordinary shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended.  Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date).  If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt.

Dividend income received with respect to the ADSs or CPOs will be treated as foreign source income. For tax years beginning before January 1, 2007, dividend income generally will constitute "passive income" or, in the case of certain holders, "financial services income" for United States foreign tax credit limitation purposes. For tax years beginning after December 31, 2006, dividend income will generally be treated as "passive category income" or "general category income" for United States foreign tax credit limitation purposes. In the case of U.S. individuals for whom the reduced rate of U.S. tax on dividends described in the following paragraph applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code.  The calculation of foreign tax credits and, in the case of U.S. holders that elect to deduct foreign taxes, the availability of deductions involve the application of rules that depend on U.S. holders' particular circumstances.  U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder for taxable years beginning prior to January 1, 2011 with respect to the ADSs or CPOs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs or CPOs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules or (2) our ADSs are readily tradable on an established securities market in the United States and we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company or foreign investment company.  The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules and our ADSs trade on the New York Stock Exchange.  Furthermore, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company, foreign personal holding company or foreign investment company for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year.  In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2006 taxable year.  Holders of ADS should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares to U.S. holders with respect to the ordinary shares (and accompanying distributions with respect to ADSs or CPOs) that are made as part of a pro rata distribution to all of our shareholders and for which there is no option to receive other property, generally will not be subject to U.S. federal income tax.

A non-U.S. holder of ordinary shares or ADSs or CPOs will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares (or with respect to ADSs or CPOs), unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Sale or Other Disposition

A gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or CPOs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder's tax basis in the ADSs or CPOs.  Any such gain or loss will be a long-term capital gain or loss if the ADSs or CPOs were held for more than one year on the date of such sale. Net long-term capital gain recognized by an individual U.S. holder for taxable years beginning before January 1, 2011 generally will be taxed at a maximum rate of 15%. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes.  Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of ADSs or CPOs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of ordinary shares, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes.

A non-U.S. holder of ordinary shares or ADSs or CPOs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of ordinary shares or ADSs, unless (1) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Backup Withholding and Information Reporting

A U.S. holder of ADSs or CPOs may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of ADSs, unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder's U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Mexican Federal Income Tax Considerations

General

For purposes of Mexican taxation, a natural person is a resident of Mexico, if he or she has established his or her principal place of residence in Mexico and, in the case that he or she has a principal place of residence outside of Mexico, if he or she has his or her center of vital interests (centro de intereses vitales) in Mexico. It is considered that the center of vital interests of an individual is in Mexico, among other cases, when at least 50% of that person's total income in a calendar year derives from sources located in Mexico or the individual's principal center of professional activities is located in Mexico. Mexican government officials and employees are also Mexican residents for Mexican tax purposes even if their center of vital interests is located outside of Mexico. Also, Mexican citizens moving their principal place of residence to a country with a preferential tax regime (also known as "tax havens") will still be considered Mexican residents for Mexican tax purposes during the three years following their change of residence, unless such country has a tax information exchange treaty in effect with Mexico. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a Mexican permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Taxation of Dividends

Dividends, either in cash or in any other form, paid to non-resident holders with respect to the ADSs will not be subject to any Mexican withholding or other Mexican tax. During fiscal year 2006, we will be required to pay a 29% tax on 1.4085 times the amount of the dividend, if the dividend is not paid from earnings that have already been subject to income tax.

Taxation of Capital Gains

The sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax. Deposits and withdrawals of ADSs will not give rise to Mexican tax or transfer duties.

Gains realized on the sale or other disposition of ordinary shares by a non-resident holder will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other recognized securities exchange or market, as determined by Mexican tax authorities. Gains realized on sales or other dispositions of ordinary shares by non-resident holders made in other circumstances would be subject to Mexican income tax. Under the terms of the Tax Treaty, gains obtained by a U.S. holder eligible for benefits under the Tax Treaty on the disposition of ordinary shares will not generally be subject to Mexican tax, provided that those gains are not attributable to a permanent establishment of such U.S. holder in Mexico and that the eligible U.S. holder did not own, directly or indirectly, 25% or more of our outstanding share capital during the 12-month period preceding the disposition.

Gains of a non-resident holder of ordinary shares eligible for benefits under a tax treaty to which Mexico is a party, which is in effect, may be exempt, in whole or in part, from Mexican tax under the applicable treaty. Holders of ordinary shares should consult with their tax advisers to determine their entitlement to benefits accorded under any applicable tax treaty.

Other Mexican Taxes

There are no inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a non-resident holder, however, receipt of ordinary shares pursuant to a gratuitous transfer may, in certain circumstances, cause a Mexican federal tax to be imposed on the recipient. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of ADSs.

LEGAL MATTERS

The validity of the new ADSs and other legal matters governed by U.S. law will be passed upon by Milbank, Tweed, Hadley & McCloy LLP, special United States counsel for Vitro, S.A. de C.V. The validity of the new ordinary shares and other legal matters governed by Mexican law will be passed upon by our Mexican counsel, Kuri Brena, Sanchez Ugarte, Corcuera y Aznar, S.C.

EXPERTS

The consolidated financial statements of Vitro, S.A. de C.V. for each of the three years in the period ended December 31, 2005, incorporated in this prospectus by reference from the Company's Annual Report on Form 20-F have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to the adoption of the provisions of certain new or revised accounting standards, the assumption of responsibility for auditing the conversion of the amounts in the financial statements of Empresas Comegua, S.A. and its Subsidiaries into Mexican pesos and accounting principles generally accepted in Mexico for the year ended December 31, 2003, the reconciliation of consolidated net income and stockholders' equity from accounting principles generally accepted in Mexico to accounting principles generally accepted in the United States of America, and the restatement of the U.S. GAAP consolidated statements of cash flows for the years ended December 31, 2003 and 2004), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-3 under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information included in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about Vitro, S.A. de C.V. and our ADSs and ordinary shares, you should refer to our registration statement and its exhibits. This prospectus summarizes the contents of contracts and other documents that we refer you to. Because this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and file reports, including annual reports on Form 20-F, and other information with the SEC. However, as a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street N.E., Room 1580, Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of documents that we file electronically with the SEC at http://www.sec.gov.

We maintain an Internet site at http://www.vitro.com that contains information about us. Information on that site is not incorporated by reference in this prospectus.

We provide The Bank of New York, as depositary under the deposit agreement for issuance of our ADSs, with annual reports in English as well as summaries in English or an English version of all notices of shareholders' meeting and other reports and communications that we generally make available to our shareholders. Our annual reports include a review of our operations and annual audited consolidated financial statements prepared in accordance with U.S. GAAP. You may read these reports and other documents at The Bank of New York's Corporate Trust Office at 101 Barclay Street, New York, New York 10286.

ENFORCEABILITY OF CIVIL LIABILITIES

Vitro, S.A. de C.V. is a corporation organized under the laws of the United Mexican States or "Mexico", with substantial assets and operations located, and a substantial portion of our revenues derived from sources, outside the United States. Almost all of our directors and officers and certain of the experts named herein reside outside of the United States and all or a significant portion of the assets of these persons and of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon us or to enforce against them or against us judgments obtained in United States courts predicated upon the civil liability provisions of the U.S. federal securities laws or otherwise. We have been advised by Alejandro Sanchez Mujica, our General Counsel, that no treaty exists between the U.S. and Mexico for the reciprocal enforcement of judgments issued in the other country. Generally, Mexican courts would enforce final judgments rendered in the United States if certain requirements are met, including the review in Mexico of the U.S. judgment to ascertain compliance with certain basic principles of due process and the non-violation of Mexican law or public policy, provided that the U.S. courts would grant reciprocal treatment to Mexican judgments. Additionally, we have been advised by Mr. Sanchez that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

We maintain liability insurance for our directors and officers, including insurance against liabilities under the Securities Act.

Item 9. Exhibits.

(a)	Exhibits. Attached hereto are the following exhibits:

Exhibit No.	Description
1.1	Form of Backstop Agreement between the Registrant and , together with English translation.*
4.1

Amended and Restated Bylaws (Estatutos Sociales) of Vitro, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F filed on May 31, 2004 (File No. 001-10905)).

4.2

Specimen certificate representing certificate for ordinary share of Series A Common Stock (with English translation) (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-1 filed on October 30, 1991 (File No. 33-43660)).

4.3

Specimen certificate representing a Certificate of Ordinary Participation, together with an English translation (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form F-1 filed on October 30, 1991 (File No. 33-43660)).

4.4

CPO Trust Agreement, dated November 28, 1990, between Nacional Fianciera S.N.C., as grantor, and Nacional Financiera S.N.C., as CPO Trustee, together with an English translation (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form F-1 filed on October 30, 1991 (File No. 33-43660)).

4.5

Public Deed, dated November 29, 1990, together with an English translation (incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form F-1 filed on October 30, 1991 (File No. 33-43660)).

4.6

Form of Amended and Restated Deposit Agreement, among the Registrant, The Bank of New York, and all owners and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 1.1 to the Registrant's registration statement on Form F-6 filed on June 13, 2005 (File No. 333-125749)).

4.7	Rights Agency Agreement dated as of , 2006 between the Registrant and The Bank of New York.*
5.1	Opinion of Alejandro Sanchez Mujica*
8.1	Opinion of Alejandro Sanchez Mujica regarding tax matters and certain other matters.*
23.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu.
23.2	Consent of Alejandro Sanchez Mujica (included as part of its opinions filed as Exhibits 5.1 and 8.1).*
*	To be filed by amendment.

Item 10. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Vitro, S.A. de C.V. pursuant to the provisions set forth or described in this registration statement, or otherwise, Vitro, S.A. de C.V. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Vitro, S.A. de C.V. of expenses incurred or paid by a director, officer or controlling person of Vitro, S.A. de C.V. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Vitro, S.A. de C.V. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Monterrey, Mexico, on September 22, 2006.

Vitro, S.A. de C.V.
By	/s/ Federico Sada Gonzalez Federico Sada Gonzalez President and Chief Executive Officer
By	/s/ Alvaro Rodriguez Arregui Alvaro Rodriguez Arregui Chief Financial Officer
By	/s/ Claudio del Valle Cabello Claudio del Valle Cabello Chief Administrative Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Federico Sada Gonzalez and Alvaro Rodriguez Arregui, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form F-3, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-3 has been signed by the following persons in the capacities and on the date first above indicated.

Name	Title

/s/ Adrian Sada Trevino_ Adrian Sada Trevino	Director and Honorary Chairman
/s/ Adrian Sada Gonzalez Adrian Sada Gonzalez	Director and Chairman
/s/ Federico Sada Gonzalez Federico Sada Gonzalez	President and Chief Executive Officer
/s/ Tomas Gonzalez Sada Tomas Gonzalez Sada	Director
/s/ Andres Yarte Cantu Andres Yarte Cantu	Director
/s/ Gustavo Madero Munoz Gustavo Madero Munoz	Director
/s/ Jaime Serra Puche Jaime Serra Puche	Director
/s/ Carlos Munoz Olea Carlos Munoz Olea	Director
/s/ Carlos E. Represas Carlos E. Represas	Director
/s/ Joaquin Vargas Guajardo_ Joaquin Vargas Guajardo	Director
/s/ Raul Rangel Hinojosa Raul Rangel Hinojosa	Director and Secretary
/s/ Alejandro Garza Laguera Alejandro Garza Laguera	Director
/s/ Alvaro Rodriguez Arregui Alvaro Rodriguez Arregui	Chief Financial Officer
/s/ Claudio del Valle Cabello Claudio del Valle Cabello	Chief Administrative Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Vitro, S.A. de C.V., has signed this Registration Statement on Form F-3 in the City of Newark, Delaware on September 22, 2006.

By:

/s/ Donald J. Puglisi

Donald J. Puglisi

Puglisi & Associates